Exhibit 4

Oi S.A. – In Judicial Reorganization

CNPJ/MF Nº 76.535.764/0001-43

NIRE 3330029520-8

Publicly-held Company

Management's Proposal to be submitted for approval at the Extraordinary General Meeting to be held on May 14, 2018, pursuant to Brazilian Securities Commission (CVM) Ruling No. 481/09.

Dear Shareholders,

The management of Oi S.A. - In Judicial Reorganization (“Company”) hereby presents to its Shareholders its proposal regarding the matters included in the Agenda of the Extraordinary General Meeting to be held on May 14, 2018:

(i) Examine, discuss and vote on the Management’s Report and the Financial Statements for the fiscal year ended December 31, 2017;

The Company’s management proposes the Shareholders appraise the management accounts and the financial statements corresponding to the financial year ended on December 31, 2017 and, after careful consideration, approve said documents, which are available to be consulted on the Company’s website and on CVM’s website, pursuant to CVM Ruling No. 481/09, along with the opinion of the independent auditors, the standard financial statements [demonstrações financeiras padronizadas – DFP] form and the comments by the managers regarding the Company’s financial condition.

(ii) Deliberate the proposal for allocation of the results for the fiscal year ended December 31, 2017;

The Company's management proposes the loss appraisal be registered for the year ended on December 31, 2017 and the loss registration in the accrued losses account be approved.

Rio de Janeiro, April 12, 2018.

Board of Directors

EXHIBIT I

 (Call Notice)

Call Notice..................................................................................................................................	3

EXHIBIT II

(ITEM 10 OF THE REFERENCE FORM - OFFICERS’ COMMENTS)

Officers’ comments on the financial/equity conditions..........................................................................	5
Operational and financial results....................................................................................................	36
Relevant effects on the Financial Statements .................................................................................	43
Changes in the accounting practices, exceptions and emphases ........................................................	47
Critical accounting policies...........................................................................................................	65
Relevant items not evidenced in the financial statements of the company.............................................	68
Comments regarding each one of the items not evidenced in the financial statements.............................	69
Comments regarding the main elements of the Company´s business plan..............................................	70
Other Relevant Factors...............................................................................................................	80

EXHIBIT III

(PROPOSAL FOR NET PROFIT ALLOCATION, PURSUANT TO EXHIBIT 9-1-II OF CVM RULING nº 481/09)

Proposal for Net Profit Allocation, pursuant to Exhibit 9-1-II of CVM Ruling 481/09 .................................	75

EXHIBIT I

Oi S.A. – In Judicial Reorganization

CNPJ/MF: 76.535.764/0001-43

NIRE 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of Oi S.A. – In Judicial Reorganization (“Company”) hereby calls the Shareholders to an Extraordinary General Shareholders Meeting, to be held on May 14, 2018, at 11 a.m., at the Company’s headquarters located at Rua do Lavradio No. 71, Centro, City and State of Rio de Janeiro, to discuss the following agenda:

(1)        Examine, discuss and vote on the Management’s Report and the Financial Statements for the fiscal year ended December 31, 2017; and

(2)        Deliberate the proposal for allocation of the results for the fiscal year ended December 31, 2017.

GENERAL INSTRUCTIONS:

1. The documentation and the information connected to the matters to be deliberated in the Meeting are available at the Company’s headquarters, in the Shareholders Participation Manual, at the Company’s Investors Relations webpage (www.oi.com.br/ri), as well as on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), pursuant to CVM Ruling No. 481/09, and on the website of B3 (http://www.bmfbovespa.com.br/) for examination by the Shareholders.

2. On March 28, 2018, the Company disclosed a Material Fact stating that due to the complexity of the impact of the approval the Judicial Reorganization Plan on the independent audit of the Company's financial statements for the fiscal year of 2017, specifically with respect to quality and adequacy of the accounting treatment, the Company would not disclose its financial statements for the fiscal year of 2017 on that date. The Company's audited financial statements for the year 2017 were disclosed on April 12, 2018.

3. We ask that any shareholder who wishes to personally take part in the Meeting or to be represented by an attorney-in-fact to submit the following documents, at Rua Humberto de Campos No. 425, 5th floor, Leblon, City and State of Rio de Janeiro, from 9 a.m. to noon and from 2 p.m. to 6 p.m., within two (2) business days prior to the holding of the Meeting, to the attention of the Corporate Management and M&A: (i) for Legal Entities: notarized copies of the Instrument of Incorporation, Bylaws or Articles of Incorporation, minutes of election of the Board of Directors (if applicable), and minutes of election of the Executive Office containing the election of the legal representative(s) attending the Meeting; (ii) for Individuals: notarized copies of the shareholder’s identity document (“ID”) and Individual Taxpayers’ Register (CPF) Number; and (iii) for Investment Funds: notarized copies of the Fund’s regulations and Bylaws or Articles of Incorporation of the Fund’s administrator, as well as minutes of the election of the legal representative(s) attending the Meeting. In addition to the documents indicated in (i), (ii) and (iii), as the case may be, when the shareholder is represented by proxy by an attorney, they shall send, together with said documents, the respective power of attorney, granting special powers and containing a certified signature, as well as certified copies of the ID(s) and minutes of the election of the legal representative(s) that signed the power of attorney that proves that the attorney has the power to represent their client, in addition to the ID and CPF of the attorney in attendance. This measure is intended to speed up the process of registration of the shareholders attending the Meeting. Holders of preferred shares will have the right to vote on all measures subject to deliberation and contained in the Agenda of the General Shareholders Meeting, called herein, pursuant to Paragraph 3 of Article 13 of the Company’s Bylaws and Paragraph 1 of Article 111 of Law 6,404/76, and will vote together with the common shares.

4. The Shareholder that takes part in Fungible Custody of Registered Shares of Stock Exchanges, who wishes to take part in this Meeting, shall submit a statement issued within two (2) days before the meeting, containing their respective share interest, provided by the custodian body.

5.  Finally, in order to facilitate and encourage the participation of its shareholders in the Extraordinary General Shareholders Meeting (Assembleia Geral Extraordinária – “AGE”) and, in compliance with the rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), specifically CVM Instructions No. 481/09, as amended by CVM Instructions No. 561/15 and 570/15, the Company will allow the participation and exercise of remote voting, allowing its shareholders to send, either through their respective custody agents or directly to the Company, a Remote Voting Bulletin, as provided by the Company on its Investor Relations website, as well as on the CVM and B3 websites, together with the other documents to be discussed at the AGE, subject to the guidelines contained in the Remote Voting Bulletin.

Rio de Janeiro, April 12, 2018.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

EXHIBIT II

ITEM 10 OF THE REFERENCE FORM - OFFICERS COMMENTS

10.1.   Officers comments:

The information below was appraised and commented upon by the Officers of the Company:

a) general financial and equity conditions

The Company's Executive Office understands that the Company has sufficient equity and financial conditions to offer a range of integrated communications products that includes landline and mobile telephones, data transmission (including broadband), internet and ISP services, pay TV, and other services for residential clients, small, medium and large companies, and governmental bodies.

Later, in June 2016, the Company and some of its subsidiaries filed a petition for judicial reorganization. During the year of 2017, the Company held negotiations with its creditors until, in the end of 2017, it managed to approve the Judicial Reorganization Plan of Oi Group at a General Creditors’ Meeting, which is currently being implemented.

The general liquidity of the Company measured by the sum of the current and non-current assets less the sum of the current and non-current liabilities was of minus BRL (13,513) million in 2017; minus BRL (6,666) million on December 31, 2016, and of BRL 2,361 million.

b) capital structure

The Company's share capital fully subscribed and paid up was of (i) BRL 21,438.4 million, represented by 668,033,661 common shares and 157,727,241 preferred shares, on December 31, 2017, December 31, 2016 and December 31, 2015.

On October 8, 2015, the Company's Board of Directors approved the voluntary conversion of preferred shares into common shares issued by Oi, approved the effective conversion of the preferred shares object of statements of conversion at the BM&FBOVESPA and in Banco do Brasil, and accepted the requests for conversion submitted by holders of Preferred ADSs.

By virtue of the voluntary conversion, the company's share capital started to be represented by 668,033,661 common shares and 157,727,241 preferred shares.

On February 1, 2016, a change was made to the proportion of the Depositary Receipts Program, Level II, Sponsored, of Common Shares issued by the Company ("Common DR"). Since then, each Common DR started to represent five common shares issued by the Company.

As a rule, the preferred shares does not entitle vote, but are ensured priority in the receipt of the minimum and non-cumulative dividends of 6% per annum, calculated on the amount resulting from the division of the share capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from the division of the book net equity by the total number of the Company’s shares, whichever is highest. However, from the Annual General Meeting of 2017, the holders of preferred shares became entitled to vote in all matters subject of resolution by the shareholders, pursuant to paragraph 3 of article 13 of the Company's Bylaws and paragraph 1 of article 111 of Law 6,404/76, and shall vote jointly with the common shares.

The Company's capital structure, in terms of percentage of equity capital and third-party capital was the following: on December 31, 2017, (20)% of equity capital and 120% of third-party capital; on December 31, 2016, (10)% of equity capital and 110% of third-party capital, and on December 31, 2015, 3% of equity capital and 97% of third-party capital.

There is no provision in the Bylaws for the redemption of shares issued by the Companies other than those legally set forth, which may occur, therefore, under article 44 of the Brazilian Corporation Law.

Lastly, it is important to clarify that the Company manages its capital structure in accordance with the best practices of the market and the purpose of managing the capital is to ensure liquidity levels and financial leverage that allow for the supported growth of the group, strategic investment plan and return to shareholders.

The Company may change its capital structure pursuant to the economic and financial conditions in order to optimize its financial leverage and debt management.

The indexes normally used to measure the capital structure management are: Gross Debt over the EBITDA accrued in the last 12 months (acronym that represents the net profit before interest (financial results), taxes, depreciation and repayment, and other unusual results), Net Debt (Gross debt less cash and cash equivalents and financial applications) over the EBITDA accrued in the last 12 months and interest coverage index.

c) ability to pay financial commitments undertaken

The Company historically issues securities in the national and international market to refinance its long-term debt in its business ordinary conditions. The Company is currently taking all necessary measures to implement the Judicial Reorganization Plan seeking to conclude the restructuring of its debt.

The Judicial Reorganization Plan sets forth that the Company may, if needed, within up to 2 years from the date of the Judicial Ratification of the Plan, contract additional debts in the amount of BRL 4.5 billion. Such fundraising shall be carried out under attractive conditions to enable the capitalization of funds necessary to carry out the Company’s activities.

The Company's operations in the residential, personal mobility, and business / corporate segments represent a source of great generation of cash to the Company, allowing for the management of its financial commitments in the next 12 months. Also, the Company expects that the investments made during the last years, increased by the investments that may be made in the future, will allow for an increase to its cash generation, gradually strengthening its metrics of cash flow and credit and improving its capacity to honor its commitments. It is important to clarify that the estimates and projections of the Company's management may not be reached, which could indicate material uncertainties and raise doubts on the capacity of the Company to realize its assets and to settle its obligations, as they are recorded.

The operational and commercial focus of Oi remains unchanged, and the Company keeps using efforts in investments that ensure a permanent improvement to the quality of the services, which Oi believes will allow it to continue to bring technical advancements for its clients throughout Brazil.

The Company will also focus its efforts on quality improvement, digital transformation, cost control with operational efficiency, cash management and, after the approval and ratification of the judicial reorganization plan, the restructuring of its debt.

The projections depend on factors such as reaching the traffic volume targets, clients base, launching of combined products attractive to clients, services selling prices, foreign exchange, and maintenance of the current conditions of financing and credit facilities not used.

If one or more of the main premises considered are not reached, this could indicate material uncertainties and raise doubts on the capacity of the Company to realize its assets and to settle its obligations, as they are recorded.

Furthermore, the occurrence of events of default with regard to some debt instruments of the Company and its controlling companies may represent the early maturity of other debt instruments.

The impossibility to contract additional debts may compromise the capacity of investing in its business and to make the necessary or convenient capital expenditures, which may reduce its future sales and adversely affect its profitability.

d) sources used for obtaining working capital financing and investment in non-current assets

The main source for obtaining funds for the Company is the cash flow generated by the operating activities of continued operations. The cash flow used in operating activities related to continued operations in the year ended on December 31, 2016, was of BRL 3,100 million, and the cash flow used in the operating activities in 2015 was of BRL 1,539 million, and the cash flow generated in 2014 was of BRL 3,652 million.

e) sources for obtaining working capital financing and investments in non-current assets intended to be used to cover liquidity shortfalls

The sources for obtaining working capital financing and investments in non-current assets that the Company may use to cover any liquidity shortfalls are the same ones mentioned in item "d", i.e., in accordance with the limitations of Law 11,101/2005 and other laws to which the Company is subject, as well in compliance with the provisions of the Judicial Reorganization Plan applicable on a case by case basis:

•         cash flow resulting from operating activities;

•         long and short term loans;

•         assets disposal;  and

•         issue of debt instruments in the national and international capital markets.

As mentioned in item "d, the main source for obtaining funds for the Company is the cash flow generated by the operating activities of continued operations. The cash flow generated in operating activities related to continued operations in the year ended on December 31, 2017, was of BRL 4,401 million, and the cash flow used in the operating activities in 2016 was of BRL 3,100 million, and the cash flow generated in 2015 was of BRL 1,539 million.

f) indebtedness levels and the characteristics of such debts, also describing: (i) material loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) any restrictions on the Company, especially with regard to limits on indebtedness and contracting of new debts, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control, as well as if the Company has been complying with these restrictions.

The Company, in its normal commercial activities, uses funds raised in the securities market, bilateral loans and credit facilities obtained with the Brazilian Development Bank (BNDES) and Export Credit Agencies (“ECAs”) in order to finance its investment plan, refinancing of debt and working capital. In the financial year ended on December 31, 2017, no funds were raised and the total consolidated amount of principal and interest repayment was of BRL 659 million and BRL 1 million, respectively. In the financial year ended on December 31, 2016, no funds were raised and the total consolidated amount of principal and interest repayment was of BRL 6,289 million and BRL 1,784 million, respectively. In the financial year ended on December 31, 2015, the total consolidated amount of funds raised, net of costs, was of BRL 7,219 million, and the total consolidated amount of principal and interest repayment was of BRL 11,330 million and BRL 3,705 million, respectively.

In the financial years ended on December 31, 2017, 2016, and 2015, the Company's consolidated debt was of BRL 54,620 million, BRL 48,191 million and BRL 54,981 million, respectively. The Company's indebtedness level substantially increases the financial expenses, and this is reflected in the income statement. Financial expenses are mainly interest on loans and other liabilities, monetary and exchange variations, taxes on financial transactions, among others, as applicable. In the financial year ended on December 31, 2017, the Company's financial expenses amounted to BRL 10 million, of which BRL 4 million correspond to interest on loans and payable debentures. In the financial year ended on December 31, 2016, the Company's financial expenses amounted to BRL 4,667 million, of which BRL 3,537 million corresponded to interest on loans and payable debentures. In the financial year ended on December 31, 2015, the Company's financial expenses amounted to BRL 13,308 million, of which BRL 4,050 million corresponded to interest on loans and payable debentures.

On December 31, 2017, the total amount of the debt (as defined by DIRECTIVE RELEASE/CVM/SEP/NO.02/2016, for item "3.7" of the Reference Form) was of BRL 82,152 million (BRL 72,638 million in 2016 and BRL 83,848 million on December 31, 2015) and the indebtedness index (current liability added to the non-current liability, divided by the controlling shareholder's net equity) was of minus 5.95 (minus 9.74 on December 31, 2016, and 0.07 on December 31, 2015).

The interest rates paid by the Company depend on a number of factors, including the current interest rates in the Brazilian and international market, and assessment of the Company's risks, the industry in which the Company operates, and the Brazilian economy, carried out by potential creditors, potential buyers of the debt instruments issued by the Company and by the rating agencies that assess the Company and the debt instruments issued thereby.

Standard & Poor’s, Moody’s, and Fitch keeps the ratings of the Company and the debt instruments issued thereby. Any downgrade could entail interest increase and other financial expenses for loans obtained by the Company and for the debt instruments issued thereby, and could also adversely affect its capacity to obtain financing in satisfactory conditions or for the amounts requested by us. The tables below show the Company's debt evolution with regard to loans and financing on the respective dates:

The tables below show the Company's debt evolution with regard to loans and financing on the respective dates:

Loans and Financing per Nature

In millions of Reais	On December 31,			Earnings
	2017	2016	2015
“Senior Notes”	35,636	30,801	38,670
National currency	1,272	1,151	1,091	Sep/2016
Foreign Currency	34,364	29,650	37,579	Jul/2016 to Aug/2022
Financial institutions	14,269	13,242	17,541
Bank Loan Agreement - CCB	2,874	2,598	2,416	Jul/2016 to Jan/2028
Real Estate Receivables Certificates – CRI	1,781	1,616	1,398	Aug/2022
Development Banks and Export Credit Agencies	9,614	9,028	10,987	Jul/2016 to Dec/2033
Revolving credit facility			2,740
Public debentures	4,908	4,436	4,145	Dec/2016 to Jul/2021
Subtotal	54,813	48,479	60,356
Raising cost incurred	(298)	(392)	(498)
Total	54,515	48,086	59,858
Current	54,515	48,086	11,810
Non-Current			48,048

Debt Composition per Currency

In millions of Reais	On December 31,
	2017	2016	2015
Euro	21,9901	18,127	24,222
U.S. Dollar	17,691	16,511	22,714
Reais	14,834	13,448	12,922
Total	54515	48,086	59,858

Debt Composition per Index

In millions of Reais	On December 31,
	2017	2016	2015
Fixed rate	36,616	31,680	39,893
Libor	4,992	6,893	8,812
CDI	7,631	4,734	6,347
TJLP	3,410	3,089	3,149
IPCA	1,813	1,636	1,475
INPC	54	54	182
Total	54,515	48,086	59,858

(i)       material loan and financing agreements1

Financing in national currency

In view of the approval of the JRP, the terms and conditions thereof regarding the original debt instruments in national currency shall be complied with.

1 Obligations, charges, and payment dates are subject to amendments pursuant to the Judicial Reorganization Plan of the Company and their subsidiaries (“JRP”) and to Law 11,101/2005.

Development Banks

Credit facilities entered into with THE NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT – BNDES (“BNDES”)

The Company and its subsidiaries obtained financing from BNDES with the purpose to finance the expansion and improve the quality of the landline and mobile network throughout the Brazilian territory and comply with the regulatory obligations.

Throughout 2017 no disbursements were made with regard to the facilities that were in force.

During 2017, there was no repayment of principal and interest in view of the Judicial Reorganization.

The Company and its subsidiaries obtained financing from BNDES and another development banks of the Northern and Northeastern regions with the purpose to finance the expansion and improve the quality of the landline and mobile network throughout the Brazilian territory and comply with the regulatory obligations.

The table below presents selected information with regard to loans and financing taken by the Company from BNDES on December 31, 2017:

Loan	Balance	Interest	Repayment	Maturity Date
	(In millions of Reais)
Loan
credit facility Oi Mobile 2009:
Loan A (1)	142	TJLP + 3.95%	Monthly	December, 2018
Loan B (1)	14	4.50%	Monthly	December, 2018
credit facility Telemar 2012:
Loan A	1,467	TJLP + 4.08%	Monthly	July 2021
Loan B	102	2.50%	Monthly	January 2021
Loan D	149	TJLP + 2.18%	Monthly	January 2021
Loan E	13	TJLP	Monthly	January 2021
credit facility Oi 2012:
Loan A	779	TJLP + 4.08%	Monthly	July 2021
Loan B	46	2.50%	Monthly	January 2021
Loan C	147	2.50%	Monthly	January 2021
credit facilities Oi Mobile 2012:
Loan A	861	TJLP + 4.08%	Monthly	July 2021
Loan B	89	2.50%	Monthly	July 2021
Loan C	27	2.50%	Monthly	July 2021

(1) On September 30, 2013, the obligations of Oi and Telemar assumed in the credit facilities contracted in 2009 were assumed by TNL PCS, which was duly approved by BNDES. As a result of the merger between TNL PCS and Oi Móvel in February 2014, Oi Móvel assumed the obligations of TNL PCS with regard to those credit facilities.

Credit facilities executed with Banco do Nordeste do Brasil S.A. (“BNB”)

In February 2009, TNL PCS executed a credit facility agreement with BNB, under which BNB agreed to grant loans in the total amount of up to BRL 369 million. The funds from said credit facility were used to invest in Telemar’s mobile telecommunications infrastructure for the northeastern region of Brazil. In 2009, it amounted to BRL 369 million. Said loan sets forth a compensation equivalent to 10.0% per annum, with a 15% down step available for advanced payment of interest. The credit facility agreement sets forth a monthly payment of interest until the expiration in February 2019. The principal amount started to be repaid in March 2011, with a total of 96 monthly equal installments. On December 31, 2017, the outstanding principal amount of this credit facility was of BRL 123 million. As a result of the merger between TNL PCS and Oi Móvel in February 2014, Oi Móvel assumed the obligations of TNL PCS set forth in those credit facility agreements.

Bank Loan Agreement (“CCB”)

In May 2008 TMAR entered into a credit facility agreement with a Brazilian financial institution in the amount of BRL 4,300 million. The loans granted under said credit facility were originally bound to the payment of the Interbank Deposit Certificate (CDI) rate variation increased by 1.30% per annum, by means of semiannual payments in the months of May and November of each year. In May 2011, the Company renegotiated this loan modality, so that: (a) between May 2011 and May 2014 the remuneration rate was set for the payment of the CDI rate increased by 1.00% per annum; and (b) between May 2014 and May 2018 the remuneration rate was set for the payment of the CDI rate increased by 1.83% per annum. On December 31, 2017, the outstanding principal amount of this credit facility was of BRL 2,304 million.

Financing in foreign currency

In view of the approval of the JRP, the terms and conditions thereof regarding the original debt instruments in foreign currency shall be complied with.

ECA credit facilities

The Company and TMAR obtained financing from export credit agencies with the purpose to finance part of the investments in equipment and services that incorporate international technology.

TMAR has agreements in force with the main export credit agencies, among which are: CDB – “China Development Bank”, “Delcredere Ducroire” and FEC – “Finnish Export Credit”.

In 2017 there was no repayment of principal and interest of the ECA Credit Facilities in view of the Judicial Reorganization process.

In 2016, the amount of USD 63 million (BRL 223 million) pertaining to a financing agreement executed between TMAR and SEK - “Swedish Export Corporation” in June 2011 was repaid.

In 2016, the amount of USD 45 million (BRL 175 million) pertaining to the financing agreements executed between TMAR and FEC - “Finnish Export Credit” in June 2008, August 2009, and December 2011 was repaid.

In 2016, the amount of USD 10 million (BRL 34 million) pertaining to the financing agreement executed between the Company and FEC - “Finnish Export Credit” in October 2014 was repaid.

In 2016, the amount of USD 6 million (BRL 24 million) pertaining to a financing agreement executed between TMAR and “Nordic Investment Bank” in July 2008 was repaid.

In 2016, the amount of USD 51 million (BRL 198 million) pertaining to the financing agreements executed between TMAR and “China Development Bank” in February 2009, and October 2009 was repaid.

In 2016, the amount of USD 9 million (BRL 34 million) pertaining to the financing agreement executed between Oi and ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013 was repaid.

In 2016, the amount of USD 14 million (BRL 49 million) pertaining to the financing agreement executed between TMAR and EDC (“Export Development Canada”) in July 2012 was repaid.

In 2016, the amount of USD 14 million (BRL 57 million) pertaining to the financing agreement executed between TMAR and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) in April 2010 was repaid.

In December 2015, the amount of USD 632 million (BRL 2,391 million) pertaining to the financing agreements executed between TMAR and the “China Development Bank” in December 2015 - in the total amount of USD 1,200 million with the purpose to finance part of the investments and refinance debts - was disbursed.

In March 2015, the amount of USD 128 million (BRL 414 million) pertaining to a financing agreement executed between Oi and FINNVERA in October 2014 - in the total amount of USD 397 million with the purpose to finance part of the investments - was disbursed.

In February 2015, the amount of USD 41 million (BRL 121 million) pertaining to a financing agreement executed between Oi and ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) with the purpose to finance part of the investments was disbursed.

Credit facility with Export Development Canada (“EDC”)

In July 2012, TMAR and EDC entered into an Export Credit Facility Agreement under which EDC undertook to disburse a loan in the total amount of up to USD 200 million. The amount raised was and will be used in infrastructure investments  - CAPEX related to the mobile and landline phone services. A remuneration of 2.25% per annum was established for said loan. The Export Credit Facility Agreement sets forth the principal amount will be repaid in 17 equal semiannual installments, paid from May 2014 to May 2022. On December 31, 2017, the outstanding principal amount was of USD 141 million.

In view of the approval of the JRP, the terms and conditions thereof regarding the original debt instruments shall be complied with.

Credit facility with FINNVERA

In June 2008, TMAR and FINNVERA entered into an export credit facility agreement in the principal amount of up to USD 300 million. The funds from this export credit facility have been used to finance the purchase of equipment related to TMAR’s capital expenditure in its mobile and landline phone infrastructure. The remuneration of said export credit facility was set in the variation of LIBOR rate, increased by 1.07% per annum. The credit agreement sets forth semiannual payments of interest, with maturity date occurring in December 2018, and 17 equal semiannual installments, with the principal amount repayment beginning in December 2010. On December 31, 2017, the outstanding principal amount of this credit facility was of USD 106 million.

In August 2009, TMAR and FINNVERA entered into an export credit facility agreement by means of a credit facility in the principal amount of up to USD 500 million. The funds from this export credit facility have been used to finance the purchase of equipment related to TMAR’s capital expenditure in landline phone and mobile telecommunications infrastructure. The remuneration of said export credit facility was set in the variation of LIBOR rate, increased by 1.07% per annum. The credit agreement sets forth the semiannual payment of interest, with maturity date occurring in December 2019, as well as the payment of 17 equal semiannual installments, with repayment beginning in August 2011. On December 31, 2017, the outstanding principal amount of this credit facility was of USD 206 million.

In December 2011, TMAR and FINNVERA entered into an export credit facility agreement by means of a credit facility in the principal amount of up to USD 200 million. The funds from this export credit facility have been used to finance the purchase of equipment related to TMAR’s capital expenditure in landline phone and mobile telecommunications infrastructure. The remuneration of said export credit facility was set in the variation of LIBOR rate, increased by 0.90% per annum. The credit agreement sets forth the semiannual payment of interest, and the payment of the principal in 17 equal semiannual installments, with repayment beginning in February 2013. On December 31, 2016, the outstanding principal amount of this credit facility was of USD 118 million.

In October 2014, the Company and FINNVERA entered into an export credit facility agreement by means of a credit facility in the principal amount of up to USD 397.36 million. The funds from this export credit facility will be used to finance the purchase of equipment related to the Company’s capital expenditure in landline phone and mobile telecommunications infrastructure. The remuneration of said export credit facility was set in the variation of LIBOR rate, increased by 0.95% per annum, with semiannual payments. The agreement also provides for the payment of the principal amount in 17 equal semiannual installments, with repayment beginning in May 2015 and ending in November 2023. On December 31, 2016, the outstanding principal amount of this credit facility was of USD 115 million.

Credit facility with Nordic Investment Bank (“NIB”)

In July 2008, TMAR entered into a Credit Facility Agreement with NIB, whereby NIB undertook to grant a credit facility in the total amount of USD 250 million. The funds from said credit facility were used to finance infrastructure investments - CAPEX.

Within the scope of said credit facility, the Company disbursed the principal amount of USD 100 million (“Loan A”) and USD 150 million (“Loan B”). This loan sets forth a remuneration equivalent to the variation of the LIBOR rate increased by a 1.18% spread per annum, in the case of Loan A, and a 0.80% spread per annum, in the case of Loan B, paid on a semiannual basis. As established in the agreement, the principal amount of Loan A will be repaid in 17 semiannual installments, with the first installment maturity date occurring in July 2010; and the principal amount of Loan B will be repaid in 11 semiannual installments, with the first installment maturity date occurring in July 2010. On December 31, 2017, the outstanding principal amount was of USD 29 million.

Credit facility with Office National Du Ducroire/Nationale Delcrederedienst (“ONDD”)

In March 2013, the Company entered into a Credit Facility Agreement with ONDD in the total amount of USD 257 million, divided into USD 128.5 million (“Tranche A”) and USD 128.5 million (“Tranche B”) with the purpose of financing part of the infrastructure investments - CAPEX. Said credit facility sets forth a remuneration equivalent to the variation of the Libor rate increased by a 1.5% spread per annum, paid on a semiannual basis as of September 2014, and the repayment of the principal amount in 18 semiannual installments as of September 2014 for Tranche A, and as of September 2015 for Tranche B, with the final repayment scheduled for March 2024. On December 31, 2017, the outstanding principal amount was of USD 114 million.

Credit facility with the China Development Bank (“CDB”)

In December 2015, TMAR entered into a Credit Facility Agreement with CDB, in which CDB undertook to grant a credit facility in the total amount of up to USD 600 million. The funds raised were used to finance infrastructure investments - CAPEX. Said credit facility is entitled to a remuneration equivalent to the variation of the Libor rate increased by a 2.0% spread per annum, paid on a semiannual basis, as of April 2016. Pursuant to the agreement, the principal amount will be repaid in 14 semiannual installments from April 2019 to June 2025. On December 31, 2017, the outstanding principal amount was of USD 33 million.

In December 2015, TMAR entered into a Credit Facility Agreement with CDB, in which CDB undertook to grant a credit facility in the total amount of up to USD 600 million. The funds raised were used to refinance debts. Said credit facility is entitled to a remuneration equivalent to the variation of the Libor rate increased by a 1.9% spread per annum, paid on a semiannual basis, as of April 2016. The agreement sets forth that the principal amount will be repaid in 5 semiannual installments from April 2019 to December 2020. On December 31, 2017, the outstanding principal amount was of USD 600 million.

In October 2009, TMAR entered into a Credit Facility Agreement with CDB, in which CDB undertook to grant a credit facility in the total amount of up to USD 500 million. The funds raised were used to finance infrastructure investments - CAPEX. Said credit facility sets forth a remuneration equivalent to the variation of the Libor rate increased by a 2.5% spread per annum, paid on a semiannual basis, as of April 2010. The agreement sets forth that the principal amount will be repaid in 11 semiannual installments from April 2012 to October 2016. On December 31, 2017, the outstanding principal amount was of USD 35 million.

Credit facility with Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”)

In April 2010, TMAR entered into a Credit Facility Agreement with Crédit Agricole in the total amount of up to USD 220 million in two tranches of $110 million each. The disbursements were used in infrastructure investments  - CAPEX related to the mobile and landline phone services. This loan sets forth a remuneration equivalent to the variation of the Libor average rate increased by a 1.40% spread per annum, with semiannual payments. The agreement sets forth that the principal amount will be repaid in 17 semiannual installments as of August 2011 for the first tranche, and as of August 2012 for the second tranche. TMAR and ONDD, the Belgium export credit agency, entered into an insurance policy in connection to said loan. On December 31, 2017, the outstanding principal amount was of USD 107 million.

Senior Notes

In June 2015, Oi Netherlands issued Senior Notes in the amount of 600 million Euros, with a 5.625% remuneration rate p.a.  and maturity in 2021, with the purpose of refinancing the debts of Oi and its subsidiaries. Based on the funds raised with said issue, the Company acquired previously issued Notes in the total amount of €148 million and maturity in February 2016 and 5.625% rate, and maturity in March 2017 and 5.242% rate. Furthermore, the Company opted for exchanging the Notes for new issued ones in the total amount of €173 million with maturity in February 2016 and 5.625% rate, with maturity in March 2017 and 5.242% rate, and with maturity in December 2017 and 5.125% rate.

In February 2012, the Company issued Senior Notes in the amount of USD 1,500 million (BRL 2,741 million) with the purpose to refinance debts, in addition to general corporate purposes. The Notes established the final maturity to occur in February 2022. In July 2012, the Company transferred this issue, net of the raising costs, to its wholly-owned subsidiary Oi Brasil Holdings Cooperatief through a supplementary indenture. The transaction costs associated with this issue, in the amount of BRL 12 million (USD 6 million), are repaid with the year results, pursuant to the terms agreed with regard to this issue for at the effective rate.

The Company has other Senior Notes issued in foreign currency in the international securities market by its controlled company TMAR in 2009 and 2010. By virtue of the Corporate Restructuring approved on February 27, 2012, said Notes issued were added to the Company’s debt, which replaced TMAR as issuer. For further information with regard to the Senior Notes issued by the Company and its subsidiaries see items “18.5” and “18.8” of this Reference Form.

Public Debentures

For further information with regard to the issue of debentures see items “18.5” and “18.8” of this Reference Form. In view of the approval of the JRP, the terms and conditions thereof shall be complied with as soon as the debentures set forth in the JRP are issued.

(ii) other long-term relationships with financial institutions

On December 31, 2017, other than the long-term relationships with the financial institutions listed in item (i) above, there are the transactions described below, which shall also observe the terms and conditions of the JRP.

CRI - Real Estate Receivables Certificates

In August 2010, TMAR transferred 162 real properties to our wholly-owned subsidiary Copart 4 Participações S.A., or Copart 4, and Oi transferred 101 real properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. TMAR entered into lease agreements with terms up to 12 years for the continued use of all properties transferred to Copart 4, and Oi entered into lease agreements with terms up to 12 years for the continued use of all properties transferred to Copart 5.

Copart 4 and Copart 5 assigned all rights to the receivables flow that represent all payments related to those leases to BSCS - Brazillian Securities Companhia de Securitização, which issued the Real Estate Receivables certificates, or CRI’s, supported by said receivables. The CRI’s were purchased by Brazilian financial institutions.

We received a net revenue related to the lease credit assignments in the total aggregate amount of BRL 1,585,000.00 on a consolidated basis and confirmed our obligations to make the payments assigned as short and long term debt in our consolidated financial statements. The revenue resulting from such transaction was used in the payment of short-term debt. In June 2012, each one of Copart 4 and Copart 5 partially repaid the CRI’s issued thereby, and the total remaining amount was of BRL 392.5 million. As of December 31, 2013, the aggregate liability over those leases was of BRL 922,000,000.00.

Copart 5 assets and liabilities are consolidated in the balance of the Company’s Financial Statements due to the fact that the main risks and benefits of said transaction remain with the controlling company.

Judicial Reorganization

In view of the petition for judicial reorganization of the Oi Companies, filed before the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro (“Judicial Reorganization Court”), on June 20, 2016, the processing of which was granted on June 29, 2016 and also the approval of the Judicial Reorganization Plan (“Judicial Reorganization Plan” or “JRP”) by the creditors of the Oi Companies, at a general creditors’ meeting held on December 19 and 20, 2017, the terms, charges and other conditions of the debt instruments entered into by the Oi Companies were changed pursuant to the JRP, which was judicially ratified on January 8, 2018, a decision that granted the judicial reorganization of the Oi Companies, which was published on February 5, 2018. For further information on the JRP, see item “6.5” of the Reference Form.

In this sense, the payment of the principal and interest of all debts contracted by virtue of the national credit facilities with BNDES, BNB, CCB contracted with Banco do Brasil S.A., CRI, Debentures, the international credit facilities with ONDD, FINNVERA, CDB and NIB, in addition to the Senior Notes, among others shall be made pursuant to the provisions of the JRP.

In order to be advised on the negotiation of its debts with creditors within the scope of the judicial reorganization, the Company hired the consulting company Laplace Finanças, as duly disclosed to the market by means of a notice to the market dated November 21, 2016.

(iii) debt subordination levels

The Company’s indebtedness comprises debts guaranteed by in rem and/or unsecured rights. The debts guaranteed with in rem guarantee have preference and prerogatives set forth by law.

For further information with regard to the debt subordination level of the Company see item “3.8” of this Reference Form.

(iv) any restrictions imposed on the Company with regard to indebtedness limits and contracting of new indebtedness, distribution of dividends, divestiture, issue of new securities, and disposal of ownership control, as well as if the issuer has been complying with these restrictions.

The Company and its controlled companies Telemar and Oi Móvel have covenants to comply with financial indexes in the original financing agreements with BNDES, other financial institutions and when issuing Debentures and Notes. All debt instruments were changed due to the Judicial Reorganization Plan.

Pursuant to the original debt instruments, compliance with said financial indexes was appraised on a quarterly or annual basis. By virtue of the judicial reorganization petition, the liabilities connected to those instruments have been reclassified as current liabilities. Consequently, the effects of the financial covenants of the original debt instruments were not applicable.

In view of the approval of the JRP, the financial indexes set forth therein in relation to Class II (BNDES), to be ascertained on a quarterly basis, as from the conclusion of the full implementation of the financial debt restructuring, pursuant to the JRP, shall be observed.

g) limits of the contracted financing and percentages already used

Credit facilities contracted and used

N/A

Credit facilities contracted and not used

N/A

h) material changes in each item of the financial statements

h.1) Income Statement

Financial year ended on December 31, 2017, compared with the financial year ended on December 31, 2016 (Consolidated)

Resubmission of the amounts pertaining to the year ended on December 31, 2016 and the base date of January 1, 2016.

The Management of the Company identified as a result of the judicial reorganization process, as well as in the preparation of the Judicial Reorganization Plan, the existence of deficiencies regarding some operational and financial process controls and the opportunity to obtain better information from entities involved in the judicial reorganization process.

Observing the existence of appropriate information for the conclusion of the appraisal test of the recoverable amount of non-financial assets and the effects of the deficiencies identified by the Management within the scope of the Preparation of the Judicial Reorganization Plan, the Company resubmitted, in the financial statements related to the year ended on December 31, 2017, the comparative balances of the financial statements, individual and consolidated, related to the years ended on December 31, 2016 and January 1, 2016 (corresponding to the balances of the year ended on December 31, 2015), in compliance with the requirements set forth in CPC 23 (IAS 8)– Accounting Policies, Changes in Accounting Estimates and Error Correction. For further details, see item 10.4 of this reference form.

The discussion on the operating results set out below is based on the Company’s consolidated financial statements prepared pursuant to the accounting practices adopted in Brazil. The Management of the Company uses information per business segment for decision-making purposes. The Company identified only one operating segment that corresponds to the Telecommunications businesses in Brazil.

In addition to the Telecommunications businesses in Brazil, the Company has other businesses that do not meet, individually or jointly, any of the quantitative indicators that require the disclosure as a reportable business segment. Those businesses essentially pertain to the following companies: Mobile Telecommunications Limited in Namibia, Cabo verde Telecom, Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola and Timor Telecom, which provide landline and mobile telecommunications services and phone book services and were consolidate as from May 2014.

The revenue generation is evaluated by the Management pursuant to a client segmentation in the following categories:

  Residential Services, focused on the sale of landline phone services, including voice services, data communication services (broadband), and Pay TV;
  Personal Mobility focused on the sale of mobile phone services for Prepaid and Postpaid clients and mobile broad band clients; and
  Business/Corporate, that includes business solutions for our small, medium and large corporate clients.

The table below presents the elements of the consolidated income statement, and the percentage variation in relation to the previous year, for the years ended on December 31, 2017, and 2016.

2017		2016	% Variation
Residential	9,171	9,376	(2.2)
Personal mobility	7,645	7,849	(2.6)
Business / Corporate	6,486	7,607	(14.7)
Other services and business	488	1,164	(58.1)
Sales and/or services revenue	23,790	25,996	(8.5)
Operating expenses	(21,151)	(27,387)	(4.5)

Depreciation and repayment	(5,109)	(5,483)	(6.8)
Interconnection	(778)	(1,173)	(33.7)
Personnel	(2,791)	(2,852)	(2.1)
Third party services	(6,221)	(6,399)	(2.8)
Network maintenance services	(1,252)	(1,540)	(18.7)
Cost of devices and others	(223)	(284)	(21.5)
Publicity and advertisement	(414)	(449)	(7.8)
Rents and insurance	(4,163)	(4,330)	(3.9)
Provisions / Reversals	(469)	(860)	(45.5)
Provision for bad debt	(692)	(643)	7.6
Reversal of impairment (losses)	4,701	(325)	(1,546.5)
Taxes and other expenses	(543)	(769)	(29.4)
Other operating revenue (expenses), net	(8,197)	(2,280)	259.5
Operating results before financial results and taxes	(2,361)	(1,391)	69.7

Financial results
Financial revenues	(3,197)	(3,688)	(13.3)
Financial expenses	7,136	1,447	393.2
	(10,333)	(5,135)	101.2
Income before taxes	(5,558)	(5,079)	9.4

Income tax and social contribution	(1,098)	(3,126)	(64.9)
Net profit (loss) of continued operations	(6,656)	(8,205)	(18.9)

In the following discussion, references to increases or reductions in any period are references to the previous corresponding period, unless indicated otherwise by the context.

Sales and/or services revenue

The net operating income reduced by 8.5% in 2017, especially due to the reduction of 2.6% in the net income of personal mobility, 14.7% in the net income of the Business / Corporate services, 2.2% in the net income of residential services, and 58.1% in the net operating income of other services and businesses, especially due to the income consolidation in Africa, which generated a net income of other services and businesses in the amount of BRL 233 million in 2017, compared with BRL 833 million in 2016.

Residential

The net operating revenue of residential services represented 38.5% of the net income generated by the segment in the year ended on December 31, 2017. Said segment of Oi includes landline phone services, including voice services, data communication services (broadband), and Pay TV. The table below specifies the total number of retail lines (or accesses) and the net inclusions (exclusions) in the years ended on December 31, 2017, and 2016.

Revenue Generating Units (in thousands):	2017	2016	% Variation
Landline phone services	9,233	9,947	(7.2)
Broadband	5,156	5,188	(0.6)
Pay TV	1,496	1,290	16.0
Total	15,885	16,425	(3.3)

The net operating revenue of residential services decreased by 2.2%, especially due to: (1) a reduction of 3.3% in the clients base for residential services;  and (2) reduction in the landline-mobile fees (VC). These effects were partially compensated by the increase in the revenues from pay TV and by the increase of 3.9% in the residential ARPU, especially due to the rentabilization commercial strategy with regard to the clients base and improved quality of sales.

Personal Mobility

The net operating revenue of the personal mobility category represented 32.1% of the net income generated by the segment in the year ended on December 31, 2017. Said segment includes the sale of prepaid and postpaid mobile services that include voice and data communication services rendered to our personal mobility clients. The table below specifies the total number of mobile lines and the net inclusions in the years ended on December 31, 2017, and 2016.

Mobile phone clients (in thousands):	2017	2016	% Variation
Postpaid	6,731	6,872	(2.1)
Prepaid	29,917	32,997	(9.3)
Total	36,648	39,870	(8.1)

The net operating revenue of the personal mobility services decreased by 2.6%, especially due to: (1) a reduction of 8.1% in the clients base for personal mobility; and (2) reduction in the revenue from network use (interconnection), due to the reduction in the VU-M interconnection fees. This decrease was partially compensated by the increase in the mobile data and added value services and the increase in the mobile ARPU, especially due to the Company’s strategy of rentabilization of the client base.

Business / Corporate

The net operating revenue of the Business / Corporate category represented 27.3% of the net income generated by the segment in the year ended on December 31, 2017. This segment included business solutions offered to small, medium and large corporate clients that include voice services and business data solutions. The table below specifies the total number of lines (or accesses) and the retail net inclusions in the years ended on December 31, 2017, and 2016.

Retail landline accesses (in thousands):	2017	2016	% Variation
Landline	3,641	3,760	(3.2)
Broadband	543	553	(1.8)
Mobile	2,316	2,290	1.1
Others	12	13	(7.7)
Total	6,512	6,617	(1.6)

The net operating revenue of the Business / Corporate services decreased by 14.7%, especially due to: (1) a reduction in the business /corporate clients base; and (2) reduction in the landline-mobile fees (VC); and (3) VU-M mobile interconnection. These effects were partially compensated by the increase in the IT services and corporate segment data services.

Operating Expenses (Revenues)

The operating expenses of Oi decreased by 4.5% in the year ended on December 31, 2017, especially due to:

  Effect of the reversal of BRL 4,701 in impairment losses in 2017, compared to a BRL 325 million loss in 2016;
  33.7% reduction, or BRL 395 million, in interconnection costs;
  6.8 % reduction, or BRL 391 million, in depreciation and repayment;
  45.5 % reduction, or 391 million, in provisions / reversals;
  17.71% reduction, or BRL 288 million, in expenses with network maintenance services.

The effects of said decrease were partially compensated by the increase by 259.5% or BRL 5,917 million in other of operating expenses.

Oi operating loss before the financial results and taxes increased by 69.7%, to 2,361 million in the year ended on December 31, 2017, against BRL 1,391 million in the same period of 2016. As net income percentage, the operating profit before the financial results and taxes increased to 9.9% in the year ended on December 31, 2017, against 5.4% in the same period of 2016.

Reversal / impairment losses. In 2017, the reversal of impairment losses related to the expectation of future profitability of assets with defined useful life was carried out in the amount of BRL 4,747 million, due to the improvement in the scenarios and financial indicators taken into account in the cash flows of the judicial reorganization plan

Interconnection. Interconnection costs decreased by 33.7%, to BRL 778 million in the year ended on December 31, 2017 against BRL 1,173 in the same period of 2016, especially as a result of the reduction in the VU-M interconnection fees during the period.

Depreciation and Amortization. Depreciation and repayment expenses decreased by 6.8%, to BRL 5,109 million in the year ended on December 31, 2017 against BRL 5,483 million in the same period of 2016, especially due to the reduction in the balances of the fixed and intangible assets, due to the recognition of impairment losses on the assets in 2016.

Provisions and reversals. The provisions decreased by 45.5%, to BRL 469 million in the year ended on December 31, 2017 against BRL 860 million in the same period of 2016, especially due to the review of the controls, processes and conciliation of the accounting balances for provisions and court deposits within the scope of the review of the judicial reorganization process.

Network maintenance services expenses. Network maintenance services expenses decreased by 18.7%, to BRL 1,252 million in the year ended on December 31, 2017 against BRL 1,540 million in the same period of 2016, especially due to the Company’s strategy to take over the operations of some network service providers during 2016, which reflects a reduction in the network maintenance services costs.

Other operating expenses. The other operating expenses increased by 259.5%, to BRL 8,197 million in the year ended on December 31, 2017 against BRL 2,280 million in the same period of 2016, especially due to the additional provision arising out of the revision of the provision for contingencies related to administrative and legal proceedings within the scope of ANATEL in the amount of BRL 6,482 million, considering the publication of the decision that granted the judicial reorganization on February 5, 2018.

Financial results

Financial revenues. The financial revenue increased by 393.2% or BRL 5,689 million, to BRL 7,136 million in 2017 compared to BRL 1,447 million in 2016, especially due to the adjustment in the current amount arising out of the revision of the calculation of the provision for contingencies related to administrative and legal proceedings within the scope of ANATEL in the amount of BRL 4,873 million, calculated taking into account the best future cash outflow estimate, in the payment methods set out in the JRP.

Financial expenses. Financial expenses increased by 101% or BRL 5,198 million, to BRL 10,333 million in 2017 compared to BRL 5,135 million in 2016, especially due to: (1) an increase of BRL 4,945 million in the exchange variation expenses on loans, net of operations with derivative financial instruments, due to the negative effect of the exchange variation of BRL 2,920 million in 2017, compared with the positive effect occurred in the amount of BRL 2,025 million in 2016, especially due to a 1.2% depreciation of the Real against Dollar, and a 14.3% depreciation of the Real against Euro during the year of 2017. With regard to the debt renegotiation within the scope of the judicial reorganization, the transactions with derivative instruments were written off throughout 2016, and in December 2016 the Company had no longer transactions with derivative instruments in force. For accounting and disclosure purposes, the required loans and financing are being adjusted considering the contractual interest, as well as the monetary and foreign exchange adjustment in the period. Following the judicial reorganization, the debts will be novated and paid pursuant to the plan; and (2) an increase by BRL 958 million in the interest expenses and monetary variation on other liabilities.  The effects of such increases were partially compensated by a reduction from BRL 823 million to BRL 267 million in 2017 against BRL 1,090 million in 2016, in expenses with financial investment losses classified as assets held to sale, mainly due to the USD 39 million depreciation in the fair value of the financial investment and dividends of Unitel and effects of the foreign exchange variation from Kwanza to Dollar and to Real.

Income tax and social security contribution on profit

The combined nominal rate of the income tax and the social security contribution for the years ended on December 31, 2017, and 2016, was of 34%. Expenses with income tax and social security contribution decreased by 65%, from BRL 1,099 million in 2017 against BRL 3,126 million in 2016. The effective rate was of 19.8% in 2017, and 65.1% in 2015. The table below presents a reconciliation of the combined income tax and social security contribution rate against the effective rate for each period presented.

	Financial year ended on December 31,
	2017	2016

Combined rate of income tax and social security contribution	34.0%	34.0%
Tax effects of permanent (inclusions) exclusions	2.7	(25.4)
Tax effect of the provision for deferred tax credit loss	(48.9)	(63.6)
Tax effect of deferred tax assets not created Abroad	(7.8)	(6.9)
Others	0.3	0.4
Effective rate	(19.8)	(61.5)

Our effective tax rate was of minus 19.8% in 2017 (2016 – 61.5%), mainly as a result of (1) the effect of the provision for loss in the amount of realization of deferred tax credits that decreased the effective tax rate by 48.9% (2016 – 63.6%); (2) the effect of deferred tax assets that have not been created from companies located Abroad, that decreased the effective tax rate by 7.8% (2016 – 6.9%); and (3) the effect of deferred tax assets from permanent exclusions (inclusions), which increased the effective tax rate by 2.7% (Reduction in 2016 – 25.4%).

Year’s results

Loss for the year. Due to the foregoing, the loss for the year was of BRL 6,656 million in 2017 against a loss of BRL 8,206 million in 2016.

h.2) Balance Sheet

Consolidated, in millions of Reais, except for percentage
ASSET	12/31/2017	12/31/2016 Resubmitted	1/1/2016 Resubmitted	Dec/17 x Dec/16%	Dec/16 x Dec/15%
Current	23,748	26,212	37,645	(9.4)	(30.4)
Cash and cash equivalents	6,863	7,563	14,898	(9.3)	(49.2)
Financial investments	21	117	1,802	(81.6)	(93.5)
Derivative financial instruments			606	n.a	n.a
Accounts receivable	7367	7891	8,010	(6.6)	(1.5)
Inventories	254	355	352	(28.6)	0.9
Current recoverable taxes		1,542	1,063	(27.2)	45.1
Other taxes	1,082	978	724	10.6	35.1
Court deposits	1,023	978	1,258	4.7	(22.3)
Assets related to the pension funds	1	7	1	(83.5)	768.4
Advanced expenses	307	294	293	4.6	0.2
Assets held for sale	4,675	5,404	7,686	(13.5)	(29.7)
Other assets	1,031	1,084	952	(4.9)	13.8
Non-current	44,891	39,760	49,570	12.9	(20.1)
Financial investments	115	169	169	n.a	34.5
Derivative financial instruments			6,780	n.a	n.a
Deferred recoverable taxes			2,358	n.a	n.a
Other taxes	628	739	660	(15.1)	12.0
Court deposits	8,290	8,388	8,832	(1.2)	(6.7)
Assets related to the pension funds	101	110	129	(8.5)	(14.8)
Advanced expenses	28	11	71	152.3	(84.3)
Other assets	254	166	171	53.5	(20.7)
Investments	137	136	155	0.6	(12.4)
Fixed Assets	26,989	25,905	25,497	4.2	1.6
Intangible Assets	8,351	4,136	4,791	101.9	(13.7)
TOTAL ASSETS	68,639	65,972	87,360	4.0	(24.5)

Consolidated, in millions of Reais, except for percentage
LIABILITY	12/31/2017	12/31/2016 Resubmitted	1/1/2016 Resubmitted	Dec/17 x Dec/16%	Dec/16 x Dec/15%
Current	67,892	61,286	26,111	10.8	134.7
Suppliers	7,627	6,578	5,222	16.0	26.0
Salaries, social security charges and benefits	925	668	660	38.3	1.2
Loans and financing	54,515	48,086	11,810	13.4	307.2
Derivative financial instruments	105	105	1,989	-	(94.7)
Current payable taxes	567	473	340	19.9	39.3
Other taxes	1,444	1,814	1,554	(20.4)	16.8
Profits and interest on net equity	6	6	96	(3.4)	(93.3)
Payable authorizations and concessions	20	107	912	(81.0)	(88.3)
Tax refinancing program	278	106	78	163.7	34.5
Provisions	963	1,082	1,340	(11.0)	(19.2)
Provisions for pension funds	62	147	145	(57.9)	1.6
Liabilities related to assets held for sale	354	545	745	(35.0)	(26.9)
Other obligations	1,025	1,568	1,220	(34.6)	28.6
Non-current	14,260	11,352	57,338	25.6	(80.2)
Loans and financing			48,048	n.a	n.a
Derivative financial instruments			521	n.a	n.a
Deferred taxes payable	3,077	1,764		74.5	n.a
Other taxes	868	1,073	924	(19.2)	16.1
Payable authorizations and concessions	1	4	7	(85.2)	(38.4)
Tax refinancing program	611	655	717	(6.8)	(8.6)
Provisions	6,820	4,726	3,717	44.3	27.1
Provisions for pension funds	571	450	399	26.8	12.7
Other obligations	2,314	2,680	3,004	(13.7)	(10.8)
Net equity	(13,513)	(6,666)	2,362	102.7	(382.2)
Share capital	21,438	21,438	21,438		n.a
Cost of issue of shares	(377)	(377)	(377)		n.a
Capital reserves	13,242	13,242	13,242		n.a
Shares kept in treasury	(5,531)	(5,531)	(5,531)		n.a
Other comprehensive results	(100)	(262)	338	(61.7)	(177.5)
Others	(142)	4	4	(3,722.9)	n.a
Accrued losses	(42,336)	(35,971)	(27,943)	17.7	28.7
Interest of non-controlling shareholders	293	791	1,191	(62.9)	(33.6)
TOTAL LIABILITIES AND NET EQUITY	68,639	65,972	85,810	4.0	(23.1)

Comparison between the equity accounts positions of December 31, 2017, and December 31, 2016.

ASSET

Cash, cash equivalents, and financial investments.

The cash, cash equivalents, and financial investments (including financial investments classified as non-current asset) account had a balance of BRL 6,999 million on December 31, 2017, a decrease of BRL 850 million or 10.8% in relation to December 31, 2016. The effects of this variation are mainly represented as a result of disbursements related to: (i) purchase of properties of the fixed and intangible assets, in the amount of BRL 4,344 million; (ii) repurchase of shares in the amount of BRL 300 million; (iii) disbursements pertaining to the principal of the tax refinancing program; (iv) disbursements net of court deposits and judicial asset freezing, in the amount of BRL 82 million; and (v) disbursements related to authorizations and licenses in the amount of  BRL 104 million. The effects of said decrease were partially compensated by the generation of operating cash in the amount of BRL 4,402 million.

Accounts receivable

On December 31, 2017, the balance of the accounts receivable was positive in the amount of BRL 7,367 million, a BRL 523 million decrease, or 6.6%, in relation to December 2016.

Recoverable deferred taxes – non-current

The recoverable deferred taxes account had a balance of BRL 0 million due to the provision for the realization amount of deferred income tax and social security contribution.

As a result of the losses in the recoverable amount of non-current assets on January 1, 2016 and December 31, 2016 and the projections regarding the expected taxable profit estimated at the time based on events and conditions existing on each base date, the Company, on January 1, 2016 and December 31, 2016 registered a reduction in the deferred tax amount previously recognized in the balance sheet of BRL 7,314 million (BRL 5,634 on the parent company) and BRL 6,306 million (BRL 5,098 million on the parent company), respectively. The net income in 2016 increased by BRL 1,008 million, due to the revision of the expected realization of the deferred taxes. Such increase in the net income was due to the adjustment of the recognition of the loss owed in 2015 and previously recognized in 2016.

Court deposits - current and non-current

The court deposits account had a balance of BRL 9,313 million on December 31, 2017, a decrease of BRL 52 million in relation to the previous year. It is worth stressing that with the Petition for Judicial Reorganization, the Company identified the need and managed to act in the process of conciliation of the accounting balances and the amounts of court deposits and the respective provision for contingencies, and on January 1, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 4,166 million and BRL 622 million, respectively were recognized, and on December 31, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 5,558 million and BRL 738 million, respectively, were recognized. The net income in 2016 decreased by BRL 1,507 million due to the recognition of an additional loss on the balance of court deposits, increase in the provision for contingencies and the correction of monetary adjustment on the balances of deposits and provisions for contingencies.

Assets held for sale

The balance reduction during the exercise occurred due to: (i) the exchange of shares, in view of the transfer from Samba Luxco to Africatel of 11,000 shares representing the share capital of Africatel, with the par value of € 1,00 each, reducing the interest held by Samba Luxco in Africatel from 25% to 14%. Conversely, Africatel transferred to Samba Luxco its interest of approximately 34% in the share capital of the Namibian telecommunications provider Mobile Telecommunications Limited (“MTC”), in the amount of BRL 374 million; (ii) recognition of a provision for the depreciation of investments at Unitel in the amount of USD 39 million, in addition to the depreciation of Kwanza against  Dollar and Real and (iii) provision for loss in the goodwill of African companies in the amount of BRL 22 million.

Fixed Assets

Fixed assets had a balance of BRL 26,988 million on December 31, 2017, an increase of BRL 1,083 million or 4.2% in relation to December 31, 2016, mainly represented due to: (1) inclusions in the amount of BRL 5,383 million, related to our investments in expansion and modernization of the network;  and (2) depreciation in the amount of BRL 4,203 million.

Intangible Assets

Intangible assets had a balance of BRL 8,351 million on December 31, 2017, an increase of BRL 4,214 million or 101.9 % in relation to December 31, 2016, mainly represented due to: (1) the reversal of impairment losses related to the expectation of future profitability of assets with defined useful life in the amount of BRL 4,747 million, due to the improvement in the scenarios and financial indicators taken into account in the cash flows of the judicial reorganization plan; (2) inclusions in the amount of BRL 412 million; and (3) repayments in the amount of BRL 844 million.

With the approval and ratification of the JRP, the Company understood that the conditions necessary to support the premises for the appraisal of the recoverable amount of assets with defined useful life were met for the years ended on December 31, 2016 and on January 1, 2016, pursuant to CPC 01 R1 (IAS 36) – Reduction in the Assets’  Recoverable Amount.

With respect to the balance of non-financial assets on January 1, 2016, it is worth stressing that the Company resubmitted the corresponding balances in the financial statements of the year ended on December 31, 2016, to correct the error due to the failure to recognize the surplus value in the reverse merger process of parent company TmarPart.

However, a loss due to a reduction in the recoverable amount of the non-financial assets was not recognized in the financial statements of 2016.

With the purpose of correcting the error, the Company recognized an estimated loss for depreciation of non-financial assets (“impairment”) on January 1, 2016 and December 31, 2016 in the amount of BRL 7,591 million (BRL 7,352 million on the controlling company) and BRL 6,858 million                  (BRL 6,619 million on the controlling company), respectively. The potential tax effect of BRL 2,497 million (BRL 2,497 million on the parent company) and BRL 2,248 million (BRL 2,248 million on the parent company) was not recognized due to the adjustment (b) below. The net income in 2016 increased by BRL 484 million, as a result of the partial reversal of the estimated loss of the recoverable amount of the non-financial assets, of the correction of the depreciation in the year and the respective tax effect.

LIABILITY

Loans and financing - Current and Non-current

The current and non-current loans and financing account had a balance of BRL 54,515 million on December 31, 2017, an increase of BRL 6,429 million or 13.4% in relation to December 31, 2016.

The required loans and financing are being adjusted considering the contractual interest, as well as the monetary and foreign exchange adjustment in the period. The Judicial Reorganization Plan was approved at a General Creditors’ Meeting, held on December 19 and 20, 2017 and on January 8, 2018 the Judicial Reorganization Court rendered a decision that ratified the Judicial Reorganization Plan and granted the judicial reorganization to the Oi Group, and such decision was published on February 5, 2018, so that the loans and financing were novated and the respective balances must be recalculated pursuant to the terms and conditions of the Judicial Reorganization Plan, during the calendar year of 2018, in compliance with the measures required for the implementation thereof. With the publication of the decision that granted the judicial reorganization, the term for the creditors of the Companies under Judicial Reorganization to choose between the payment options of their respective credits, pursuant to the Judicial Reorganization Plan (“Plan” or “JRP”), began, which ended on February 26, 2018.

Payable authorizations and concessions - Current and Non-current

They correspond to amounts payable to ANATEL for radiofrequency granting and authorizations for provision of Personal Mobile Services (SMP) and concessions of STFC services, obtained through auctions. The payable authorizations and concessions account had a balance of BRL 21 million on December 31, 2017, a decrease of BRL 90 million or 80.96% in relation to December 31, 2016.

Provisions - current and non-current

The provisions account had a balance of BRL 7,783 million on December 31, 2017, an increase of BRL 1,975 million or 34% in relation to December 31, 2016, especially due to the additional provision arising out of the revision of the calculation of the provision for contingencies related to administrative and legal proceedings within the scope of ANATEL in the amount of BRL 6,482 million, considering the publication of the decision that granted the judicial reorganization on February 5, 2018, minus the adjustment at the current value in the amount of BRL 4,876 million, calculated taking into account the best future cash outflow estimate, in the payment methods set out in the JRP.

It is worth stressing that with the Petition for Judicial Reorganization, the Company identified the need and managed to act in the process of conciliation of the accounting balances and the amounts of court deposits and the respective provision for contingencies, and on January 1, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 4,166 million and BRL 622 million, respectively were recognized, and on December 31, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 5,558 million and BRL 738 million, respectively, were recognized. The net income in 2016 decreased by BRL 1,507 million due to the recognition of an additional loss on the balance of court deposits, increase in the provision for contingencies and the correction of monetary adjustment on the balances of deposits and provisions for contingencies.

Liabilities related to assets held for sale

The liabilities associated with assets held for sale account correspond to the classification of liabilities associated with assets held for sale of African and Asian operations.

Net Equity

Net equity balance was of BRL 13,512 million on December 31, 2017, a reduction of BRL 6,846 million in relation to December 31, 2016. The effects of said reduction are mainly represented by: (1) loss for the year in the amount of BRL 6,656 million; (2) effects of the exchange of shares between Africatel and Samba Luxco in exchange for the investment in MTC in the amount of BRL 374 million. Said transactions were compensated by the positive effects of foreign exchange variations resulting from investments abroad in the amount of BRL 163 million and pension plans in the amount of BRL 20 million.

Comparison between the equity accounts positions of December 31, 2016 and January 1, 2016.

ASSET

Cash, cash equivalents, and financial investments.

The cash, cash equivalents, and financial applications (including financial applications classified as non-current asset) account had a balance of BRL 7,849 million on December 31, 2016, a decrease of BRL 8,976 million or 114% in relation to January 1, 2016. The effects of this variation are mainly represented as a result of disbursements related to: (i) repayment of principal of loans and financing in the amount of BRL 5,780 million; (ii) liquidation of debt financial charges in the amount of BRL 2,232 million (iii) purchase of properties of the fixed and intangible assets, in the amount of BRL 3,264 million; (iv) disbursements net of court deposits and judicial asset freezing, in the amount of BRL 660 million; and (v) disbursements related to authorizations and licenses in the amount of  BRL 205 million. The effects of said decrease were partially compensated by the generation of operating cash in the amount of BRL 3,100 million.

Derivative financial instruments – current and non-current assets and liabilities

The derivative financial instruments (current and non-current assets and liabilities) account had a positive balance of BRL 105 million on December 31, 2016. With regard to the debt renegotiation within the scope of the judicial reorganization, the transactions with derivative instruments were written off throughout 2016, and in December 2016 the Company had no longer transactions with derivative instruments in force.

Accounts receivable

On December 31, 2016, the balance of the accounts receivable was positive in the amount of BRL 7,891 million, a BRL 119 million decrease, or 1.48%, which remained stable in relation to January 1, 2016.

Recoverable deferred taxes – non-current

The recoverable deferred taxes account had a balance of BRL 0 million due to the provision for the realization amount of deferred income tax and social security contribution.

As a result of the losses in the recoverable amount of non-current assets on January 1, 2016 and December 31, 2016 and the projections regarding the expected taxable profit estimated at the time based on events and conditions existing on each base date, the Company, on January 1, 2016 and December 31, 2016 registered a reduction in the deferred tax amount previously recognized in the balance sheet of BRL 7,314 million (BRL 5,634 on the parent company) and BRL 6,306 million (BRL 5,098 million on the parent company), respectively. The net income in 2016 increased by BRL 1,008 million, due to the revision of the expected realization of the deferred taxes. Such increase in the net income was due to the adjustment of the recognition of the loss owed in 2015 and previously recognized in 2016.

Court deposits - current and non-current

The court deposits account had a balance of BRL 9,366 million on December 31, 2016, a decrease of BRL 846 million or 8.3% in relation to January 1, 2016. It is worth stressing that with the Petition for Judicial Reorganization, the Company identified the need and managed to act in the process of conciliation of the accounting balances and the amounts of court deposits and the respective provision for contingencies, and on January 1, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 4,166 million and BRL 622 million, respectively were recognized, and on December 31, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 5,558 million and BRL 738 million, respectively, were recognized. The net income in 2016 decreased by BRL 1,507 million due to the recognition of an additional loss on the balance of court deposits, increase in the provision for contingencies and the correction of monetary adjustment on the balances of deposits and provisions for contingencies.

Assets held for sale

The balance reduction throughout the year occurred due to the recognition of the provision for the depreciation of investments at Unitel in the amount of BRL 970 million and the provision for loss in the goodwill of African companies in the amount of BRL 225 million, as well as exchange variation of BRL 933 million resulting from the appreciation of Real against Dollar and Euro during 2016.

Fixed Assets

Fixed assets had a balance of BRL 25,905 million on December 31, 2016, an increase of BRL 408 million or 1.6% in relation to January 1, 2016, mainly represented due to: (1) inclusions in the amount of BRL 4,609 million, related to our investments in expansion and modernization of the network; and (2) depreciation in the amount of BRL 3,854 million.

Intangible Assets

Intangible assets had a balance of BRL 4,136 million on December 31, 2016, a decrease of BRL 654 million or 13.6% in relation to January 1, 2016, mainly represented due to: (1) inclusions in the amount of BRL 412 million; and (2) repayments in the amount of BRL 943 million and (3) impairment losses of BRL 100 million.

With the approval and ratification of the JRP, the Company understood that the conditions necessary to support the premises for the appraisal of the recoverable amount of assets with defined useful life were met for the years ended on December 31, 2016 and on January 1, 2016, pursuant to CPC 01 R1 (IAS 36) – Reduction in the Assets’  Recoverable Amount.

With respect to the balance of non-financial assets on January 1, 2016, it is worth stressing that the Company resubmitted the corresponding balances in the financial statements of the year ended on December 31, 2016, to correct the error due to the failure to recognize the surplus value in the reverse merger process of parent company TmarPart.

However, a loss due to a reduction in the recoverable amount of the non-financial assets was not recognized in the financial statements of 2016.

With the purpose of correcting the error, the Company recognized an estimated loss for depreciation of non-financial assets (“impairment”) on January 1, 2016 and December 31, 2016 in the amount of BRL 7,591 million (BRL 7,352 million on the parent company) and BRL 6,858 million (BRL 6,619 million on the parent company), respectively. The potential tax effect of BRL 2,497 million (BRL 2,497 million on the parent company) and BRL 2,248 million (BRL 2,248 million on the parent company) was not recognized due to the adjustment (b) below. The net income in 2016 increased by BRL 484 million, as a result of the partial reversal of the estimated loss of the recoverable amount of the non-financial assets, of the correction of the depreciation in the year and the respective tax effect.

LIABILITY

Loans and financing - Current and Non-current

The current and non-current loans and financing  account had a balance of BRL 48,086 million on December 31, 2016, a decrease of BRL 11,771 million or 19.67% in relation to January 1, 2016. The effects of said reduction are mainly represented by: (i) repayments of the debt principal and interest in the amount of BRL 8,012 million and (iii) exchange variation resulting from the appreciation of Real against Dollar and Euro during 2016.

The required loans and financing are being adjusted considering the contractual interest, as well as the monetary and foreign exchange adjustment in the period. The Judicial Reorganization Plan was approved at a General Creditors’ Meeting, held on December 19 and 20, 2017 and on January 8, 2018 the Judicial Reorganization Court rendered a decision that ratified the Judicial Reorganization Plan and granted the judicial reorganization to the Oi Group, and such decision was published on February 5, 2018, so that the loans and financing were novated and the respective balances must be recalculated pursuant to the terms and conditions of the Judicial Reorganization Plan, during the calendar year of 2018, in compliance with the measures required for the implementation thereof. With the publication of the decision that granted the judicial reorganization, the term for the creditors of the Companies under Judicial Reorganization to choose between the payment options of their respective credits, pursuant to the Judicial Reorganization Plan (“Plan” or “JRP”), began, which ended on February 26, 2018.

Payable authorizations and concessions - Current and Non-current

They correspond to amounts payable to ANATEL for radiofrequency granting and authorizations for provision of Personal Mobile Services (SMP) and concessions of STFC services, obtained through auctions. The payable authorizations and concessions account had a balance of BRL 111 million on December 31, 2016, a reduction of BRL 808 million or 87.9% in relation to January 1, 2016, mainly as a result of the settlement of the remaining 3G licenses in 2016.

Provisions - current and non-current

The provisions account had a balance of BRL 5,808 million on December 31, 2016, an increase of BRL 751 million or 14.85% in relation to January 1, 2016. It is worth stressing that with the Petition for Judicial Reorganization, the Company identified the need and managed to act in the process of conciliation of the accounting balances and the amounts of court deposits and the respective provision for contingencies, and on January 1, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 4,166 million and BRL 622 million, respectively were recognized, and on December 31, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 5,558 million and BRL 738 million, respectively, were recognized. The net income in 2016 decreased by BRL 1,507 million due to the recognition of an additional loss on the balance of court deposits, increase in the provision for contingencies and the correction of monetary adjustment on the balances of deposits and provisions for contingencies.

Liabilities related to assets held for sale

The liabilities associated with assets held for sale account correspond to the classification of liabilities associated with assets held for sale of African and Asian operations.

Net Equity

Net equity balance was of BRL 6,666 million on December 31, 2016, a reduction of BRL 9,125 million in relation to January 1, 2016. The effects of said reduction are mainly represented by: (1) loss for the year in the amount of BRL 8,205 million; (2) negative effects of exchange variations resulting from investments abroad in the amount of BRL 1,261 million. Said transactions were compensated by the positive effects of other global results associated with hedge accounting operations and with pension plans in the amount of BRL 418 million.

(h.3) Cash Flow

Cash flow used in investment activities

During the year 2017, the use of net cash in the investment activities of continued operations consisted of, mainly, (1) investments in the amount of BRL 4,344 million in purchase of goods, intangible assets and equipment, mainly related to the Company’s data communication network expansion, and to the implementation of projects to meet ANATEL’s regulatory requirements; and (2) net court deposits (consisting of deposits discounted from withdrawals and/or replacements) in the amount of BRL 82 million basically related to provisions for labor, tax, and civil contingencies.

During the year 2016, the use of net cash in the investment activities of continued operations consisted of, mainly, (1) investments in the amount of BRL 3,264 million in purchase of goods, intangible assets and equipment, mainly related to the Company’s data communication network expansion, and to the implementation of projects to meet ANATEL’s regulatory requirements;  and (2) net court deposits (consisting of deposits discounted from withdrawals and/or replacements) in the amount of BRL 660 million basically related to provisions for labor, tax, and civil contingencies.

Cash flow used in financing activities

During the year 2017 we used the Company’s cash equivalents of continued operations mainly to: (1) Repurchase of shares; (2) pay for installments of licenses and concessions in the total amount of BRL 104 million, and (3) pay for installments within the scope of tax refinancing in the amount of BRL 227 million.

During the year 2016 we used the Company’s cash equivalents of continued operations mainly to: (1) pay for loans, financing, and derivatives in the amount of BRL 5,780 million, (2) pay for installments of licenses and concessions in the total amount of BRL 205 million, and (3) pay for installments within the scope of tax refinancing in the amount of BRL 97 million.

10.2.   Officers comments:

a)   results of the Company’s operations, especially:

The Officers of the Company present below their comments on the operating results of the Company, and especially describe the elements of the revenue and the factors that materially affect the operating results.

i) a description of any significant revenue element

The Company’s telecommunication services comprise:

•                     Local landline phone services in Regions I and II, including installation, monthly subscription, measured services, collect call, and supplementary local services;

•                     National and international long-distance services by means of landline phone services in Regions I and II and mobile phone services in Regions I, II, and III, using the provider selection codes for long distance, which are represented by the number “14” in the case of the Company, and by the number “31” in the case of TMAR;

•                     Mobile phone services throughout the national territory, using 2G and 3G technology, as well as 4G technology;

•                     Data transmission services that include (1) ADSL services; (2) lease of digital and analogue lines exclusive for other providers, ISPs and corporate clients; (3) IP solutions; and (4) other data transmission services;

•                     Use of own network (1) to complete calls initiated by other providers’ clients (interconnection services);  or (2) by providers that do not own the required network;

•                     Pay TV services;

•                     Traffic transport services;

•                     Public Use Terminals;

•                     Added value services, which include voice mail, caller identification and assistance to the directory, among others;

•                     Advanced voice services for corporate clients, such as 0800 services (toll free number); and

•                     Operation of the iG internet portal.

The revenue generation of each business segment is evaluated by the Management pursuant to a client segmentation in the following categories:

  Residential Services, focused on the sale of landline phone services, including voice services, data communication services (broadband), and Pay TV;
  Personal Mobility focused on the sale of mobile phone services for Prepaid and Postpaid clients and mobile broad band clients; and
  Business/Corporate, that includes business solutions for our small, medium and large corporate clients.

ii) factors with a material impact on operating results

The main factors that impacted the financial condition and the operating results of the Company, as per the Officers comments, are:

Increase rate of Brazil’s Gross Domestic Product and of the demand for telecommunication services

By virtue of being a Brazilian company with substantially all of its operations carried out in Brazil, the Company is affected by the economic conditions of the country. The annual variation rate of the Brazilian GDP was of 1.0% in 2017, -3.6% in 2016, -3.8% in 2015, and 0.10% in 2014. Technically, the result causes Brazil to eave recession after two years. But we believe it is still early to declare that the crisis has ended. The Company’s Officers believe that the growth of the Brazilian GDP stimulates the demand for telecommunication services, and the Company also believes that the demand for those same services are relatively inelastic in periods of economic stagnation and that the effect of an economic slowdown or of a recession in Brazil on the Company’s revenue, due to the current international economic conditions, would not be relevant. However, a huge and prolonged deterioration of the Brazilian economic conditions could adversely affect the volume of subscribers and of the use of the services provided by the Company, and, consequently, of its operating revenues.

Between the financial years ended on December 31, 2017, and 2016, the number of our subscribers of mobile phone services decreased by 7.2%, and between the years ended on December 31, 2016, and 2015, by 11.9%, from 40.9 million in December 2017 against 44.2 million in December 2016, in relation to 50.1 million in December 2015, while the number of landline services of Oi decreased by 3.2% between 2017 and 2016, and by 4.6% between 2016 and 2015.

Demand for Telecommunication Services;

Demand for Local Landline Phone Services

The penetration level of the landline phone services in Brazil is similar to those of countries with the same per capita income, and, just as it happened in another countries, the landline phone services clients base remained stable with a decrease tendency.

The demand for local landline phone services rendered by the Company presented a slight reduction during the last years, presenting a reduction in the number of landlines services of circa 3.2% between the financial years ended on December 31, 2017, and 2016, and which previously presented a reduction of 4.6% between the financial years ended on December 31, 2016 and 2015.

The Company seeks to mitigate a generalized tendency in the Brazilian telecommunications sector to replace local landline phone services with mobile phone services (1) by offering added value services to the landline phone services clients, mainly the subscription for broadband services, and (2) by fomenting the convergence of the telecommunication services through the offer of convergent packages of local landline phone services, long-distance services, mobile phone services, broadband, and pay TV. By virtue of those offers, the Company’s Officers hope the number of landline phone services decreases during the next years. In December 2017, the fixed broadband services reached 56% of the residencies with Oi services.

The Company is subject, under ANATEL’s rules and concession agreements, to offer basic landline phone services plans to its residential clients with 200 minutes for use in the landline phone network to make local calls. The client of a basic plan pays a monthly fee for the service and when the local calls exceed the limit of the plan the Company charges a fee for each exceeding minute. However, the Company offers several alternative landline phone services plans with different offers to meet the different necessities and consumption profile of the market, proper to each client profile. A classic example is the unlimited plan for clients that make many calls per month with a fixed monthly payment to Oi.

The substantial increase in the number of users of mobile phone services in Brazil also had an adverse impact on the use of public phones. As a local landline phone services provider with public concession in Regions I and II, the Company is subject to ANATEL’s rules, and under the concession agreements entered into between them, the Company must meet certain targets to provide public phones in the entire concession area. However, since the population is increasingly using mobile phones to male calls when there is no public or landline phone in the proximities, the number of public phones decreased in the last three financial years.

Demand for Mobile Phone Services

The Company’s Officers believe that the main reason by which its mobile phone services clients base was reduced to 40.9 in the financial year ended on December 31, 2017, against 44.2 million in the financial year ended on December 31, 2016, was the reduction in the prepaid terminals base from 33.0 in the financial year ended on December 31, 2016, to 29.9 million in the financial year ended on December 31, 2017, due to the slow recovery in the macroeconomic scenario and the movement of consolidation of chips seen in the Brazilian market. The postpaid terminals base remains stable in 6.7 million at the end of the financial year ended on December 31, 2017, compared to 6.9 million at the end of the financial year ended on December 31, 2016. The mobile phone services clients base suffered a reduction of circa 7.2% on December 31, 2016, when compared to December 31, 2017.

The mobile phone services market is highly competitive in the region wherein the Company operates. With the purpose of trying to reduce the average cancellation rate in the Company’s mobile phone segment, that represents the number of subscribers whose service is disconnected during a certain month (churn), whether voluntarily or involuntarily, divided by the number of subscribers in the beginning of each month, the Company incurs in sales expenses with marketing and sales efforts intended to retain the current mobile phone clients and attract new clients, and (2) the discounts offered in promotional activities entail expenses in relation to our gross operating revenue of our mobile phone services segment.

The Company’s Officers hope that the mobile phone services segment grows in terms of clients base, traffic volume, and added value services revenues.

Demand for Data Transmission Services

On December 31, 2017, the Company’s broadband services clients base was of circa 5.7 million, and remained stable with regard to December 31, 2016. The broadband services clients base remained stable in approximately 5.9 million in the past 2 financial years ended on December 31, 2016 and 2015.

The Company’s Officers believe that maintaining the clients base is a result of changes in the consumers’ preferences that value the speed of data transmissions available through broadband services, which contributed to the maintenance of the landline phone services.

Effects of the mobile data transmission services expansion

In 2014, we continued investing in the expansion of the 3G and 4G coverage, with the increase in the coverage and competitive offers, with a greater focus on the access via postpaid mobile, where we increased our mobile clients base. With a greater focus on increasing the revenue and the penetration of data use by prepaid clients, we created offers for acquisition and developed several rentabilization actions for the prepaid data users base.

Betting on differentiation, we have strongly extended the Oi WiFi network, increasing the hotspots throughout Brazil.

The Company has been expanding investments in the network infrastructures to offer 3G, 4G, and WiFi services. We have financed the purchase and installation of our network equipment by means of loans and financing, including financing with our suppliers.

Pursuant to the radiofrequency licenses of 3G radio, the Company had, until 2017, certain service expansion obligations that require capital investments, said obligations were fully satisfied. If the Company is not capable of honoring those capital investments by using its operating cash flow, the Company may incur additional indebtedness or even suppliers financing obligations, which would increase its total indebtedness and net financial expenses.

In order to accelerate the implantation, it considers a configuration of radio sharing (Radio Access Network), in which the LTE eNode B is shared with another provider.

On December 31, 2017, our 2G mobile access network, composed of 13,873 active basic radio stations, comprised 3,407 cities, or 93% of the Brazilian urban population. We have GPRS coverage in 100% of the covered locations, and EDGE coverage in all state capital cities. In the same period, our 3G mobile access networks, composed of 10,020 active radio base stations, covered 1,603 cities, or 81% of the Brazilian urban population. We have HSPA coverage in all state capital cities. Additionally, in 2017, our 4G access networks, composed of 7,965 active radio base stations, comprised 813 cities, or 73% of the Brazilian urban population.

In addition to the mobile access networks, the Company also had Wi-Fi hotspots in public areas, such as cafeterias, airports, and malls. Since 2012, we offer urban wireless networks outdoors, including in the neighborhoods of Copacabana and Ipanema, in the City of Rio de Janeiro. On December 31, 2017, our Wi-Fi network had more than two million hotspots, with access to broadband compatible with access points provided by Fon Wireless Ltd., or Fon, which allows that our clients access the Fon lines throughout the world. Clients who subscribe for compatible plans may browse in the 4G network of Oi, if they have a device and a chip that allow for the use of the technology. Clients may check the coverage area of the 4G network of Oi on the website.

Accordingly, we managed to expand the mobile internet portfolio and serve all kinds of clients within the mobile segment.

b) variances in revenues on account of changes in prices, exchange rates or inflation indexes, changes in volumes, and launch of new products and services.

The Officers comment below the variances in revenues on account of changes in prices, exchange rates or inflation indexes, changes in volumes, and launch of new products and services:

Prices, changes in volumes, and launch of new products and services

The officers understand that the Company is under increasingly pressure to reduce the rates in response to the price competition. This price competition is usually under the form of special promotional packages, including, subside to purchase mobile devices, traffic use promotions, and incentives to make calls within the mobile phone services provider own network. The competition with services plans and promotions may entail an increase in the market expenses and the Company’s costs to attract clients, which could adversely affect its operating results. The Company’s incapacity to effectively compete with such packages could result in the loss of its market share, adversely affecting its operational revenue and profitability.

This competitive environment is highly affected by key tendencies, among which we highlight:

  Service and technology conversion: the service and technology convergence allows that telecommunication service providers, which were then limited to offer only a single service, to offer several services in other industry sectors, such as the broadband services offered by the cable TV providers and the mobile phone services providers (through the 3G and 4G technology), in addition to the Oi WiFi network, as well as the landline phone services transmitted by mobile phone services.

  Consolidation: the consolidation invaded the telecommunication sector throughout the Latin America, including Brazil. Such consolidation led to the formation of huge conglomerates that profited both from the scale economies and the capacity to carry out coordinated actions in different segments of the industry, obtaining competitive advantages in an environment that is also characterized by the media and telecommunication services convergence.

  Convergent services offer: the telecommunication services providers started to offer convergent packages that they were not able to offer independently.

In answer to these competition pressures, (1) the Company may start to offer its services for rates lower than the caps established by ANATEL, (2) may periodically offer its services with promotional discounts or additional services free of charge jointly with the purchase of any of its services. The Company registers the services sold thereby for fees lower than the ones established in its plans or the fees approved by ANATEL, and the fee of the services offered with discount or free of charge as discounts and returns in its financial statements.

Inflation:

The fees of the telecommunication services are subject to extensive regulation by ANATEL. The fees of the local landline phone services, long-distance services, mobile phone services rendered by the Company, as well as interconnection with its landline phone services network, and the EILD and SLD services are subject to regulation by ANATEL. We need to receive ANATEL’s approval before offering new landline or mobile phone services plans. The fees established or approved by ANATEL for the services rendered by the Company serve as a cap for the fees charged thereby, and the Company is authorized to offer discounts for the phone services fees approved by ANATEL. After determination or approval of the fees by ANATEL, the cap is subject to an annual adjustment in accordance with the inflation, measured by the Telecommunication Services Index (IST) index. The cap for the local landline phone services plans is adjusted by the inflation measured by the IST minus the productivity gains obtained by us and by the local landline phone services sector as a whole. Between January and December 2017, the IST index was appraised at 3.2%.

Exchange rate

The Company operates mainly in Brazil and its operating revenues are not materially affected by foreign exchange changes.

c) the impact of inflation, variation in the main input and product prices, currency and interest rate on the Company’s operating and financial results, if any

Officers’ comments on the impact of inflation and price variation of inputs and products on the operating results:

The Company’s officers understand that in this current scenario of inflation at levels lower than the target established by the Central Bank, the Company’s costs and expenses tend to be under less pressure, as well as its operating and liquidity margins. Still, the Company keeps using efforts to seek initiatives to reduce costs and optimize the use of its funds.

The Company established as one of the bases of its operational plan the focus on efficiency and productivity and reduction of costs. As a consequence of the execution of this plan, in 2017, the Company’s costs increased by 1.1% (Considering the inflation rate (IPCA) of 2.95% in the past 12 months, such performance represented an actual reduction of 1.8% in relation to the 4Q16), in 2016 Oi reduced 2.0% of regular costs in the Brazilian operations compared with 2015, amounting to BRL 18,824 million in the year. Considering a 6,3% inflation in 2016, this performance meant an actual reduction of almost 13% in Opex. In the quarter, regular Opex of the Brazilian operations decreased by 4.8% in relation to the 4Q15 and remained stable in relation to the previous quarter. Furthermore, it is important to emphasize that two-thirds of the existing agreements in the Company have provisions of annual adjustments connected to inflation.

Expenses with rents and insurance in Brazilian operations totaled BRL 4,153 million in the fiscal year ended on December 31, 2017, an annual decrease of 3.11% mainly due to the reduction in expenses with rights of way, posts, towers and equipment.

Officers’ comments on the impacts of the Exchange rates and Interest rates on the financial results

All services and operating expenses of the Company are substantially incurred in Reais in Brazil. Therefore, changes in the exchange rates are not expected to materially impact the operations.

On December 31, 2017, the consolidated gross debt of Oi S.A. - Under Judicial Reorganization, was of BRL 54,620 million, representing an increase of 13.34% in relation to the financial year ended on December 31, 2016, when the amount of the consolidated gross debt was of BRL 48,191 million. However, considering the deferment of the judicial reorganization petition in June 2016, the burdensome financial liabilities of the Company are included in the creditors list, which are currently the object of renegotiation and to be paid under the Judicial Reorganization Plan. After the filing of the judicial reorganization petition, the payment of all interest and principal of loans and financing by the Company is suspended. It is worth stressing that, on December 20, 2017, the Company’s creditors, jointly with their direct and indirect wholly-owned subsidiaries, approved the Judicial Reorganization Plan, which had not been ratified and published by the end of 2017. Thus, for accounting and disclosure purposes, the registered balances of loans and financing do not reflect the new debts negotiated.

	2017	2016	% Variation
Financial results
Financial revenues	7,136	1,372	(420.1)
Financial expenses	(10,333)	(5,061)	(104.2)

Financial revenues. The financial revenue increased by 420.1% or BRL 5,764 million, to BRL 7,136 million in 2017 against BRL 1,372 million in 2016. Such variation pertains mainly to the adjustment in the current amount arising out of the revision of the calculation of the provision for contingencies of administrative and legal proceedings within the scope of ANATEL, calculated taking into account the best future cash outflow estimate, under the payment methods set out in the Judicial Reorganization Plan.

Financial expenses. Financial expenses increased by 104.2% or BRL 5,272 million, to BRL 10,333 million in 2017. Such increase results mainly from a BRL 10,093 million increase in expenses with monetary and foreign exchange variation on loans payable to third parties, arising out of the impact of the foreign exchange variation of the appreciation of 1.50% for Dollar and 15.44% for Euro against Real in 2017, generating a negative result pertaining to the foreign exchange variation on the debt in foreign currency. With regard to the debt renegotiation within the scope of the judicial reorganization, the transactions with derivative instruments were written off throughout 2016, and in December 2017 the Company had no transactions with derivative instruments in force. The absence of derivative financial instruments kept the company exposed to foreign change fluctuation.

For further information with regard to the impact of inflation, exchange, and interest rate on the operating results and on the financial results of the Company, see items “4.1”, “5.1”, and “5.2” of this Reference Form.

10.3.   Officers comments on the material effects that the events below have caused or are likely to cause on the Company’s financial statements and results:

The information below was appraised and commented upon by the Officers of the Company:

a) Launch or divestiture of a field of business

On May 5, 2014, the Company acquired PT Portugal, and since then, it has consolidated its results, assets and liabilities in full. With the disposal of PT Portugal’s shares to Altice and the approval of preparatory measures for the sale of Africatel, referred to in item ii below, the Company classified PT Portugal’s operations and the operations in Africa as assets held for sale and liabilities related to assets held for sale, pursuant to CPC 31/IFRS 5.

With the sale of PT Portugal shares to Altice in June 2015, the results of the investment sale were submitted as discontinued operations in one single line in the income statement.

b) formation, acquisition or disposal of equity interest

The Company’s financial statements have impacts resulting from the acquisition and disposal of equity interests, the most relevant being described below. For further information on such transactions, see item 15.7 of this Reference Form.

ARM Engenharia/Rede Conecta

In October 2012, the Company and some of its subsidiaries entered into a service agreement with ARM Tecnologia e Serviços de Engenharia S.A. (“ARM Engenharia”) for the installation, operation and corrective and preventive maintenance related to the external plant and related equipment of Oi and subsidiaries thereof, public phones and optical fiber networks and data communication (including services of broadband access) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Rio Grande do Sul, Paraná and Santa Catarina and, in January 2012, in the State of São Paulo.

In April and May 2016, Serede, an indirect wholly-owned subsidiary of the Company, acquired the business establishments of ARM Engenharia in the States of Rio Grande do Sul, Santa Catarina and Paraná, and started to administer and conduct such operations. Also in May 2016, Serede entered into an agreement with the shareholders of ARM Engenharia for the purchase of all shares issued by such company. The transaction was completed on June 27, 2016, after the compliance with the conditions precedent set forth in an agreement, usual for transactions of the same type, including the completion of a legal and financial due diligence on ARM Engenharia and the obtainment of an approval from the Administrative Council for Economic Defense. ARM Engenharia had its name changed to Rede Conecta – Serviços de Rede S.A. on the same date.

Telemont - RJ

In October 2015, Serede, an indirect controlled company of the Company, acquired and incorporated the transactions of Telemont in the State of Rio de Janeiro. Telemont sustained the provision of services related to external plant in the other states where it has a partnership with the Company.

PT Portugal

Pursuant to the business combination plan between the Company and Pharol SGPS S.A. (new name of Portugal Telecom, SGPS, S.A. - “PT SGPS” or “PT”), the Company’s capital increase approved by the Board of Directors on April 2014 was paid-up in May 2014, and the portion subscribed by PT was paid-up upon contribution to the Company of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

PT Portugal and the controlled companies thereof operated essentially in the telecommunications and multimedia sectors, in Portugal (such operating segment referred to as “Telecommunications in Portugal”) and in other countries of Africa and Asia (such operating segment referred to as “Other businesses”).

Disposal of Shares of PT Portugal to Altice

On December 9, 2014, the Company and Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (“Altice”) entered into the agreement for the purchase and sale of all shares of PT Portugal to Altice PT, which substantially involved operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, the shareholders of PT SGPS approved the disposal by Oi of all of the shares of PT Portugal to Altice PT, pursuant to the terms and conditions of the Share Purchase Agreement. Thus, the condition precedent set forth in such agreement for the effectiveness thereof was implemented.

On June 2, 2015, after the compliance with all conditions precedent set forth in the agreement, all equity interests held by the Company in PT Portugal were disposed of to Altice PT,which substantially involved operations conducted by PT Portugal in Portugal and in Hungary.

Altice Portugal paid the total amount of 5.789 billion Euros for the acquisition of PT Portugal, of which 4.920 billion Euros were received, in cash, by Oi and 869 million Euros were immediately allocated to pay for debts of PT Portugal in Euros. The final price is subject to any adjustment after closing to be ascertained in the next months in view of changes in the cash, debt and working capital positions on the closing date.

Approval of preparatory measures for the sale of Africatel

At a Board of Directors’ meeting held on September 16, 2014, Oi management was authorized to take the necessary measures for the disposal of the interest held by the Company in Africatel, representing, at that time, 75% of Africatel’s share capital and/or assets. Oi would lead the sale process, notwithstanding the fact that it believed that it was in the best interest of both shareholders of Africatel in order to maximize the amount of their investments, that such sale was conducted in combination with that of Samba Luxco, an affiliate of Helios Investors L.P., that held at that time the remaining 25% of Africatel’s share capital. Oi was committed to working with its local partners and each of the operating companies in which Africatel invested in order to secure a coordinated transition of its interest in those companies.

Notwithstanding the foregoing, our indirect subsidiary Africatel GmbH & Co. KG, (“Africatel GmbH”) which directly holds Oi’s investment in the capital of Africatel, received, on September 16, 2014, a letter from Samba Luxco, through which the latter exercised an alleged put option of the shares held thereby in Africatel (“Put”), pursuant to such company’s Shareholders’ Agreement. According to the letter, the Put option would supposedly result from the indirect transfer of shares of Africatel, which had been previously held by Pharol, to the Company for the paying-up of the capital increase completed in May 2014. In such letter, Samba Luxco stated that it was exercising the alleged right and, as a consequence, it required that Africatel GmbH purchased the shares of Africatel held thereby.

The Company believes that there was no act or fact that, pursuant to Africatel’s Shareholders’ Agreement could entail the exercise of the Put option. In this sense, without prejudice to the importance attributed by the Company of having a relationship of mutual respect with Samba Luxco, Africatel GmbH decided to challenge such exercise of the Put option by Samba Luxco, pursuant to Africatel’s Shareholders’ Agreement, which was duly informed in an answer by Africatel GmbH to Samba Luxco’s letter, on September 26, 2014.

Thus, on November 12, 2014, the International Arbitration Court of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced an arbitration procedure against Africatel GmbH in order to apply the alleged put option or alternatively, certain rights and demands. Africatel GmbH submitted its answer to Samba Luxco’s petition to arbitration on December 15, 2014. The arbitration court was installed on March 12, 2015 and Africatel GmbH presented its defense on October 9, 2015.

While Oi intended to decisively defend Africatel in such procedure, it also focused its efforts in the sale of Africatel and/or its assets, as it believed that, if such purpose was successfully met, the arbitration commenced would lack a purpose.

On June 16, 2016, PT Participações, Africatel GmbH and Africatel, all subsidiaries of the Company, entered into a series of contracts with Samba Luxco, with the main purpose of settling and dissolving the arbitration procedure.

Among the instruments entered into thereby there are amendments to the Shareholders’ Agreement of Africatel and a Settlement and Share Exchange Agreement (“SSEA”), whereby Samba Luxco should, at the time of implementation of the agreement: (i) end the ongoing arbitration procedure and give release to Oi subsidiaries with respect to all previous and current demands related to alleged violations to Africatel’s Shareholders’ Agreement and raised in the arbitration, (ii) waive certain approval rights held thereby pursuant to Africatel’s Shareholders’ Agreement, and (iii) .

On January 31, 2017, in view of the obtainment of the required regulatory and anticompetition approvals and the compliance with the other contractual conditions, the transactions set forth in the contracts entered into on June 16, 2016 were implemented. Thus, Samba Luxco reduced its equity interest in Africatel to 14,000 shares and the latter transferred to Samba Luxco all interests held thereby in MTC.

Samba Luxco also released Africatel GmbH, Africatel, Pharol and affiliates and successors thereof from all complaints presented in the arbitration, in an irrevocable and unconditional basis. The parties required that the arbitration court organized pursuant to the rules of the International Chamber of Commerce issued an Award by Consent with the purpose of recording the terms of the agreement set forth in the SSEA, so that the arbitration was ended and Oi’s subsidiaries were given release with respect to all previous and current demands from Samba Luxco related to alleged violations to Africatel’s Shareholders Agreement raised in the arbitration.

Later, on March 29, 2017, Africatel GmbH and Samba Luxco approved, by means of a Shareholders’ Resolution, the cancellation of the 11,000 shares issued by Africatel that Samba Luxco had transferred to the latter and that had been kept as treasury shares. They also approved the additional cancellation of 1,791 shares issued by Africatel, held by Samba Luxco, so that the interests held by Africatel GmbH and Samba Luxco in Africatel were henceforth of 86% and 14%, respectively.

The effects of the transaction among shareholders of assignment/transfer of a 34% interest held by Africatel in the controlled company MTC – Mobile Telecommunications Limited, in contrast to the decrease in the interest of the non-controlling shareholder Samba Luxco in Africatel was BRL 145,787 in the net equity attributed to the interest held by controlling shareholders and BRL 228,343 in the interest held by non-controlling shareholders.

With respect to the indirect interest held by Africatel in Unitel, through its subsidiary PT Ventures, we must stress that, on October 13, 2015, PT Ventures commenced an arbitration procedure against the other shareholders of Unitel, in view of the violation thereby of several rules set out in Unitel’s Shareholders’ Agreement and in the Angolan legislation, including the fact that such shareholders caused Unitel not to pay the dividends owed to PT Ventures and to withhold information and clarifications on such payment. On October 14, 2016, PT Ventures presented its initial allegations, accompanied by a report prepared by a financial expert. PT Ventures requests the amount of USD 3,036,494.891, plus interest until the date of actual payment by the Respondents, totaling USD 3,400,847,957 on October 14, 2016, as per the report prepared by the financial expert. The arbitration trial was held between February 7 and 16, 2018, when each party presented its arguments and the factual witnesses and experts of each side were heard.

In addition, on October 20, 2015, PT Ventures filed a conviction declaratory action against Unitel, before an Angolan Court, for the recognition of PT Ventures’ right to receive the outstanding amounts pertaining to dividends declared in 2010, as well as the dividends related to the years of 2011, 2012 and 2013.

The other shareholders of Unitel stated to PT Ventures that they understand that the sale by Pharol of a minority interest in Africatel to Samba Luxco in 2007, as well as the indirect transfer of the shares of Unitel, that were previously indirectly held by Pharol, to the Company for the paying-up of the capital increase completed in May 2014 constitute a violation to Unitel’s shareholders agreement. PT Ventures challenges such interpretation of the provisions related to Unitel’s shareholders’ agreement and understands that such provisions are only applicable to the transfer of shares of Unitel by PT Ventures itself. Until the date hereof, the Company has not been notified of any proceeding in progress in relation to the sale by Pharol of a minority interest in Africatel to Samba Luxco.

c) extraordinary events or operations

Not applicable, as there were no relevant extraordinary events or operations, in the fiscal years ended on December 31, 2017, 2016 and 2015, that could give rise to impacts or may cause relevant impacts on the financial statements.

10.4.   Officers comments:

  Material changes in accounting practices

The officers of the Company inform that no changes were made to the Company’s accounting practices in the years ended on December 31, 2017, 2016 and 2015. The Company adopted all standards, standard reviews and interpretations issued by the Accounting Pronouncements Committee (CPC), by IASB and regulatory bodies in effect on December 31, 2017.

  Material effects from changes in accounting practices

2016 and 2015

The officers clarify that the Management of the Company identified as a result of the judicial reorganization process, as well as in the preparation of the Judicial Reorganization Plan, the existence of deficiencies regarding some operational and financial process controls and the opportunity to obtain better information from entities involved in the judicial reorganization process.

Observing the existence of appropriate information for the conclusion of the appraisal test of the recoverable amount of non-financial assets and the effects of the deficiencies identified by the Management within the scope of the Preparation of the Judicial Reorganization Plan, the Company resubmits, in these financial statements related to the year ended on December 31, 2017, the comparative balances of the financial statements, individual and consolidated, related to the years ended on December 31, 2016 and January 1, 2016 (corresponding to the balances of the year ended on December 31, 2015), previously approved, audited and issued on March 22, 2017 and March 23, 2016, respectively, in compliance with the requirements set forth in CPC 23 (IAS 8)– Accounting Policies, Changes in Accounting Estimates and Error Correction, in order to reflect the following adjustments:

(a)     Reduction to the recoverable amount of assets with defined useful life and long duration assets (CPC 01 R1 / IAS 36).

With the approval and ratification of the JRP, the Company understood that the conditions necessary to support the premises for the appraisal of the recoverable amount of assets with defined useful life were met for the years ended on December 31, 2016 and on January 1, 2016, pursuant to CPC 01 R1 (IAS 36) – Reduction in the Assets’  Recoverable Amount.

With respect to the balance of non-financial assets on January 1, 2016, it is worth stressing that the Company resubmitted the corresponding balances in the financial statements of the year ended on December 31, 2016, to correct the error due to the failure to recognize the surplus value in the reverse merger process of parent company TmarPart.

However, a loss due to a reduction in the recoverable amount of the non-financial assets was not recognized in the financial statements of 2016.

With the purpose of correcting the error, the Company recognized an estimated loss for depreciation of non-financial assets (“impairment”) on January 1, 2016 and December 31, 2016 in the amount of BRL 7,591 million (BRL 7,352 million on the controlling company) and BRL 6,858 million                  (BRL 6,619 million on the controlling company), respectively. The potential tax effect of BRL 2,497 million (BRL 2,497 million on the parent company) and BRL 2,248 million (BRL 2,248 million on the parent company) was not recognized due to the adjustment (b) below. The net income in 2016 increased by BRL 484 million, as a result of the partial reversal of the estimated loss of the recoverable amount of the non-financial assets, of the correction of the depreciation in the year and the respective tax effect.

(b)     Recognition of deferred taxes (CPC 32 / IAS 12 e ICVM 371/2002).

As a result of the losses in the recoverable amount of non-current assets on January 1, 2016 and December 31, 2016 (adjustment (a)) and the projections regarding the expected taxable profit estimated at the time based on events and conditions existing on each base date, the Company, on January 1, 2016 and December 31, 2016 registered a reduction in the deferred tax amount previously recognized in the balance sheet of BRL 7,314 million (BRL 5,634 on the controlling company) and BRL 6,306 million (BRL 5,098 million on the controlling company), respectively. The net income in 2016 increased by BRL 1,008 million, due to the revision of the expected realization of the deferred taxes. Such increase in the net income was due to the adjustment of the recognition of the loss owed in 2015 and previously recognized in 2016.

(c)     Write-off of court deposits and increase in provisions for contingencies

With the Petition for Judicial Reorganization, the Company identified the need and managed to act in the examination and conciliation of the accounting balances and amounts of court deposits and the respective provision for contingencies. Such revision was made possible with a more effective demand of bank statements from creditor banks of RJ and that hold court deposits, scanning of processes and the possibility of using computerized tool on the websites of the Courts of Justice, suspension of legal credits that prevented new deposits and freezing and reduction in the number of filing of new legal proceedings.

Within that context, the Company created internal interdisciplinary groups and hired independent external consultants to help review the controls and processes, including conciliations on the balances of court deposits.  Such work and the closing of processes and consequent issue of a legal permit for survey resulted in the need to write-off the balances of court deposits gathered in the previous years by the plaintiff, that were not know by the Company until now or with respect to which not all elements necessary to reach the corresponding conclusion of any adjustment were available.

In addition, due to a change in the statistical premises based on the history of closure of processes, it was necessary to increase the provision for contingencies of a civil and labor nature existing at that time.

With the purpose of correcting the error, the Company recognized on January 1, 2016 the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 4,166 million (BRL 3,198 million on the parent company) and BRL 622 million (BRL 659 million on the parent company), respectively, and on December 31, 2016 it recognized the write-off of non-existing court deposits and the increase in the provision for contingencies in the amount of BRL 5,558 million (BRL 4,099 million on the parent company) and BRL 738 million (BRL 809 million on the parent company), respectively The net income in 2016 decreased by BRL 1,507 million due to the recognition of an additional loss on the balance of court deposits, increase in the provision for contingencies and the correction of monetary adjustment on the balances of deposits and provisions for contingencies.

(d)     Realization of balances among companies of the Group.

The Company conducted additional procedures to obtain support and reconcile the balances among companies of the group and concluded that it was necessary to recognize liabilities and write-off of receivables in the financial statements.

With the purpose of correcting the error, the Company recognized on January 1, 2016 the write-off of receivables and other assets in the amount of BRL 179 million (BRL 2 million on the parent company), BRL 2 million (BRL 2 million on the parent company) and an increase in suppliers by BRL 218 million (BRL 31 million on the parent company).

(e)     Realization of Tax Credits

The Company identified, on the corresponding base dates, that the balance of recoverable direct and indirect taxes included prescribed amounts or amounts without sufficient documentation to support the challenge thereof before the competent authorities.

With the purpose of correcting the error, the Company recognized on January 1, 2016 the write-off of balances of non-recoverable taxes, recognized in the items taxes and other assets in the amount of BRL 198 million (with no effects on the parent company) and BRL 52 million (BRL 9 million on the parent company), respectively, and on December 31, 2016 the write-off of balances of non-recoverable taxes, recognized in the items taxes and other assets in the amount of (BRL 244 million (BRL 30 million on the parent company) and BRL 52 million (BRL 9 million on the parent company), respectively. The net income in 2016 was reduced by the recognition of an additional loss related to the realization of tax credits in the amount of BRL 46 million.

(f)      Inappropriate estimate of revenue from services provided and not billed

The Company estimates the revenue from services provided and not billed to clients using to such end information on the physical evolution of the services provided.  It was verified that the Company failed to use in the estimate made on January 1, 2016 for the revenue from services provided and not billed the most updated information existing at that time.

With the purpose of correcting the error, the Company recognized on January 1, 2016 the partial write-off of the balance of the provision for revenue not billed in the amount of BRL 191 million (BRL 31 million on the parent company).

(g)     Conciliation of accounts receivable

The Company reconciled for the base date of December 31, 2016 the information on the services provided, the invoices issued and the accounting records of subsidiary Brasil Telecom Multimídia S.A., having identified the need to carry out the write-off of accountable balances of accounts receivable for the failure to conduct them at that time.

With the purpose of correcting the error, the Company recognized on December 31, 2016 the write-off of accounts receivables in the amount of BRL 86 million (with no direct effect on the parent company), with the same effect on the net income of 2016.

(h1)    Acquisition of Rede Conecta – reallocation of the purchase price

The Company made, pursuant to the requirements set out in CPC 15 (IFRS 3) – Business combination, retrospective adjustments to the provisional amounts of assets and liabilities of the acquired Rede Conecta, registered at the fair value, to reflect new information on facts and circumstances related to contingencies and court deposits already existing on the acquisition date.

The Company recognized on that date the effects of the change in the retrospective adjustments of the allocation of the purchase price, including the write-off of court deposits already raised by the plaintiffs (see adjustment c)) in the amount of BRL 177 million, the write-off of other assets in the amount of BRL 15 million and the increase in the provision for contingencies in the amount of BRL 203 million, thus concluding the process of allocation of the purchase price. The registration of the new measurement of the adjustments at the market value of the assets and liabilities increased the goodwill registered at first.

The allocation of the provisional purchase price pertaining to the acquisition of Rede Conecta registered on December 31, 2016 and the allocation of the final purchase price and retroactively corrected is as follows:

	Provisional Allocation 2016	New Measurement	Final Allocation

Current assets	234,961	(14,991)	219,970
Non-current assets	218,858	(177,016)	41,842
Total assets	453,819	(192,007)	261,812
Current liabilities	665,907	203,266	869,173
Non-current liabilities	303,998		303,998
Net equity	(516,086)	(395,273)	(911,359)
Total liabilities	453,819	(192,007)	(607,361)
Acquisition price	-	-	-
Net equity	(516,086)	(395,273)	(911,359)
Goodwill	516,086	395,273	911,359

(h2)    Realization of the goodwill of Rede Conecta and Telemont

With the purpose of correcting the error, on December 31, 2016 the Company, consistently with the subject mentioned in adjustment a), recognized a loss in the recoverable amount of the goodwill calculated, pursuant to CPC 15 (IFRS 3), in the scope of the allocation of the purchase price pertaining to the acquired Rede Conecta and Telemont in the amount of BRL 937 million.

(i)           Equity accounting on the adjustments

It refers to the reflex equity accounting on the adjustments from controlled companies arising out of the subjects described above. On January 1, 2016 and December 31, 2016 the investments item decreased by BRL 3,615 million and BRL 4,638 million, respectively, and the net income in 2016 decreased by BRL 1,022 million.

 The effects of such adjustments are shown in the tables below:

	Controlling Company			Consolidated
	Balances originally submitted on 1/1/2016	Adjustments	Balances resubmitted on 1/1/2016	Balances originally submitted on 1/1/2016	Adjustments	Balances resubmitted on 1/1/2016
Current assets	12,472,401	92,202	12,564,603	38,067,009	(421,630)	37,645,379
Accounts receivables (d) (f)	2,428,751	(33,456)	2,395,295	8,379,719	(369,913)	8,009,806
Current recoverable taxes (b)	370,076	125,658	495,734	915,573	147,279	1,062,852
Other taxes (e)	210,603		210,603	922,986	(198,996)	723,990
Other Assets	9,462,971		9,462,971	27,848,731		27,848,731
Non-current assets	53,073,187	(17,438,819)	35,634,368	64,940,591	(16,775,636)	48,164,955
Deferred taxes (a) (b)	3,374,321	(3,261,968)	112,353	5,795,806	(4,963,953)	831,853
Court deposits and judicial asset freezing (c)	8,426,835	(3,197,870)	5,228,965	13,119,130	(4,165,985)	8,953,145
Investments (i)	17,144,175	(3,615,634)	13,528,541	154,890		154,890
Fixed assets (a)	6,011,010	(512,921)	5,498,089	26,010,112	(512,921)	25,497,191
Intangible assets (a)	8,799,994	(6,839,118)	1,960,876	11,868,840	(7,078,300)	4,790,540
Other Assets (d) (e)	9,316,852	(11,308)	9,305,544	7,991,813	(54,477)	7,937,336
Total assets	65,545,588	(17,346,617)	48,198,971	103,007,600	(17,197,266)	85,810,334
Current liabilities	13,422,188	350,325	13,772,513	25,574,071	536,517	26,110,588
Suppliers (d)	1,388,520	31,398	1,419,918	5,004,833	217,590	5,222,423
Provisions (c)	622,213	318,927	941,140	1,020,994	318,927	1,339,921
Other liabilities	11,411,455		11,411,455	19,548,244		19,548,244
Non-current liabilities	32,914,942	340,085	33,255,027	57,034,524	303,244	57,337,768
Provisions (c)	1,808,332	340,085	2,148,417	3,413,972	303,244	3,717,216
Other liabilities	31,106,610		31,106,610	53,620,552		53,620,552
Net equity	19,208,458	(18,037,027)	1,171,431	20,399,005	(18,037,027)	2,361,978
Loss for the year	(9,905,911)		(9,905,911)	(9,905,911)		(9,905,911)
Accrued Loss		(18,037,027)	(18,037,027)		(18,037,027)	(18,037,027)
Others	29,114,369		29,114,369	30,304,916		30,304,916
Total liabilities	65,545,588	(17,346,617)	48,198,971	103,007,600	(17,197,266)	85,810,334

	Controlling Company				Consolidated
	Balances originally submitted on 12/31/2016	Adjustments retroactive to 2015	Adjustments 2016	Balances resubmitted on 12/31/2016	Balances originally submitted on 12/31/2016	Adjustments retroactive to 2015	Adjustments 2016	Balances resubmitted on 12/31/2016

Current assets	13,620,469	92,202	10,745	13,723,416	26,706,577	(421,630)	(73,219)	26,211,728
Accounts receivables (d) (f) (g)	1,897,907	(33,456)		1,864,451	8,347,459	(369,913)	(86,468)	7,891,078
Current recoverable taxes (b)	557,000	125,658	41,131	723,789	1,320,904	147,279	73,988	1,542,171
Other taxes (e)	330,772		(30,386)	300,386	1,222,989	(198,996)	(45,746)	978,247
Other Assets (h1)	10,834,790			10,834,790	15,815,225		(14,993)	15,800,232
Non-current assets	43,177,370	(17,438,819)	(7,770)	25,730,781	55,464,621	(16,775,636)	1,071,428	39,760,413
Deferred taxes (b)	2,079,665	(3,261,968)	1,182,303		2,515,254	(4,963,953)	2,448,699
Court deposits and judicial asset freezing (c) (h1)	8,793,216	(3,197,870)	(900,789)	4,694,557	14,122,527	(4,165,985)	(1,568,568)	8,387,974
Investments (i)	14,974,531	(3,615,634)	(1,022,709)	10,336,188	135,652			135,652
Fixed Assets (a)	5,973,829	(512,921)	150,059	5,610,967	26,268,167	(512,921)	150,059	25,905,305
Intangible assets (a) (h1) (h2)	7,868,872	(6,839,118)	583,366	1,613,120	11,173,293	(7,078,300)	41,238	4,136,231
Other Assets (e)	3,487,257	(11,308)		3,475,949	1,249,728	(54,477)		1,195,251
Total assets	56,797,839	(17,346,617)	2,975	39,454,197	82,171,198	(17,197,266)	998,209	65,972,141
Current liabilities	21,066,991	350,325		21,417,316	60,749,243	536,517		61,285,760
Suppliers (d)	2,032,791	31,398		2,064,189	6,360,629	217,590		6,578,219
Provisions (b) (c)	475,872	318,927		794,799	763,386	318,927		1,082,313
Other liabilities	18,558,328			18,558,328	53,625,228			53,625,228
Non-current liabilities	24,066,239	340,085	1,087,437	25,493,761	8,966,349	303,244	2,082,671	11,352,264
Deferred taxes payable (b) (e)			937,369	937,369			1,763,696	1,763,696
Provisions (c) (h1)	1,926,960	340,085	150,068	2,417,113	4,103,443	303,244	318,975	4,725,662
Other liabilities	22,139,279			22,139,279	4,862,906			4,862,906
Net equity	11,664,609	(18,037,027)	(1,084,462)	(7,456,880)	12,455,606	(18,037,027)	(1,084,462)	(6,665,883)
Accrued losses	(9,905,911)	(18,037,027)		(27,942,938)	(9,905,911)	(18,037,027)		(27,942,938)
Loss for the year	(6,943,506)		(1,084,462)	(8,027,968)	(6,943,506)		(1,084,462)	(8,027,968)
Others	28,514,026			28,514,026	29,305,023			29,305,023
Total liabilities	56,797,839	(17,346,617)	2,975	39,454,197	82,171,198	(17,197,266)	998,209	65,972,141

Conciliation of the Net Equity on January 1, 2016:

	Controlling Company	Consolidated

Net equity originally submitted on January 1, 2016 1	19,208,458	20,399,005
(a) Reduction to the recoverable amount of assets with defined useful life and long duration assets	(4,854,843)	(5,094,025)
(b) Recognition of deferred taxes	(5,633,506)	(7,313,871)
(c) Write-off of court deposits and increase in the provisions for contingencies	(3,856,882)	(4,788,156)
(d) Realization of balances among companies of the Group	(35,698)	(398,738)
(e) Realization of Tax Credits	(9,286)	(251,450)
(f) Inappropriate estimate of revenue from services provided and not billed	(31,178)	(190,787)
(i) Equity accounting on the adjustments	(3,615,634)
Net equity resubmitted on January 1, 2016	1,171,431	2,361,978

1 The adjustments made in the net equity were entered under accrued losses

Conciliation of the Net Equity on December 31, 2016:

	Controlling Company	Consolidated

Net equity originally submitted on December 31, 2016 1	11,664,609	12,455,606
(a) Reduction to the recoverable amount of assets with defined useful life and long duration assets	(4,370,782)	(4,609,964)
(b) Recognition of deferred taxes	(5,098,077)	(6,305,515)
(c) Write-off of court deposits and increase in the provisions for contingencies	(4,907,739)	(6,295,417)
(d) Realization of balances among companies of the Group	(35,698)	(398,738)
(e) Realization of Tax Credits	(39,672)	(297,197)
(f) Inappropriate estimate of revenue from services provided and not billed	(31,178)	(190,787)
(g) Conciliation of accounts receivable		(86,468)
(h 2) Realization of the goodwill of Rede Conecta		(937,403)
(i) Equity accounting on the adjustments	(4,638,343)
Net equity resubmitted on December 31, 2016	(7,456,880)	(6,665,883)

1 The adjustments directly recorded in the net equity were entered under accrued losses (adjustments of previous years on January 1, 2016) and income for the year in the amounts of BRL 17,939,627 and BRL 1,181,862, respectively.

Conciliation of the Net Income for the year ended on December 31, 2016:

	Controlling Company
	Balances originally submitted on 12/31/2016	(a)	(b)	(c)	(e)	(i)	Balances resubmitted on 12/31/2016
Property and/or services sale revenue	5,572,100						5,572,100
Cost of properties and/or services sold	(3,726,497)	833,187					(2,893,310)
Gross income	1,845,603	833,187					2,678,790
Operating Expenses/Revenues	(5,931,159)	(99,762)		(791,933)	(30,386)	(1,022,708)	(7,875,949)
Equity Accounting Results	(3,412,812)					(1,022,708)	(4,435,520)
Expenses with sales	(988,816)						(988,816)
General and administrative expenses	(1,234,975)						(1,234,975)
Other operating revenues	688,473						688,473
Other operating expenses	(983,029)	(99,762)		(791,933)	(30,386)		(1,905,111)
Income before financial results and taxes	(4,085,556)	733,425		(791,933)	(30,386)	(1,022,709)	(5,197,159)
Financial results	(1,650,691)			(258,923)			(1,909,614)
Income before taxes on profit	(5,736,247)	733,425		(1,050,856)	(30,386)	(1,022,709)	(7,106,773)
Income tax and social security contribution on profit	(1,207,259)	(249,364)	535,428				(921,195)
Consolidated loss for the year	(6,943,506)	484,061	535,428	(1,050,856)	(30,386)	(1,022,709)	(8,027,968)
Attributed to shareholders of the controlling company	(6,943,506)	484,061	535,428	(1,050,856)	(30,386)	(1,022,709)	(8,027,968)
Attributed to non-controlling shareholders

	Consolidated
	Balances originally submitted on 12/31/2016	(a)	(b)	(c)	(e)	(g)	(h2)	Balances resubmitted on 12/31/2016
Property and/or services sale revenue	25,996,423							25,996,423
Cost of properties and/or services sold	(16,848,707)	833,187						(16,015,520)
Gross income	9,147,716	833,187						9,980,903
Operating Expenses/Revenues	(9,087,661)	(99,760)		(1,115,133)	(45,747)	(86,468)	(937,403)	(11,372,173)
Equity Accounting Results	(5,118)							(5,118)
Expenses with sales	(4,428,162)							(4,428,162)
General and administrative expenses	(3,750,914)							(3,750,914)
Other operating revenues	1,756,100							1,756,100
Other operating expenses	(2,659,567)	(99,760)		(1,115,133)	(45,747)	(86,468)	(937,403)	(4,944,079)
Income before financial results and taxes	60,055	733,427		(1,115,133)	(45,747)	(86,468)	(937,403)	(1,391,270)
Financial results	(3,296,383)			(392,128)				(3,688,511)
Income before taxes on profit	(3,236,328)	733,427		(1,507,261)	(45,747)	(86,468)	(937,403)	(5,079,781)
Income tax and social security contribution on profit	(3,884,788)	(249,364)	1,008,354					(3,125,797)
Consolidated loss for the year	(7,121,116)	484,063	1,008,354	(1,507,261)	(45,747)	(86,468)	(937,403)	(8,205,578)
Attributed to shareholders of the controlling company	(6,943,506)	484,063	1,008,354	(1,507,261)	(45,747)	(86,468)	(937,403)	(8,027,968)
Attributed to non-controlling shareholders	(177,610)							(177,610)

There is no impact in the cash flow statements on its total operating, investment and financing activities for the year ended on December 31, 2016.

2015

The officers clarify that the financial statements related to the fiscal year ended on December 31, 2015 were resubmitted with the purpose of presenting, retrospectively, the effects of the net assets related to the accounting treatment of the surplus value of assets recorded on the non-current assets of TmarPart, with effect as from September 1, 2015, the date of approval of the merger by TmarPart into Oi. The accounting treatment of the surplus value was the object of a material fact disclosed by the Company on August 1, 2016. The officers clarify that no significant changes were made in the accounting practices in the years ended on December 31, 2015, and 2014.

With regard to the net assets of TmarPart, it is worth mentioning that on June 30, 2015 a surplus value of the fixed and intangible asset had been registered in the balance sheet of TmarPart in the amount of BRL 6,347 million, net of taxes. Based on the corporate events that occurred between June 30, 2015 and the date of merger on September 1, 2015, notably the extinction of the Shareholders’ Agreements then in force in relation to TmarPart and the approval, by the Company’s Extraordinary General Meeting held on September 1, 2015, of the commencement of the term for voluntary conversion of preferred shares into common shares of the Company and the merger of TmarPart into the Company, in the external technical accounting and legal opinions obtained by the Company and considering the absence of a specific accounting rule regarding the merger of entities under common control of the International Financial Reporting Standards (“IFRS”) and accounting practices adopted in Brazil and the existence of interpretations that indicate that in the merger, the maintenance of return of the surplus value is an accounting policy choice, the Company had not registered the referred surplus value in its balance sheet.

Pursuant to ICPC 09 (R2), items 77 and 78 and CVM Ruling No. 319/1999, on December 7, 2015, the Company submitted a technical consultation to CVM and, on July 29, 2016, it received Official Letter No. 149/2016-CVM/SEP/GEA-5 of the Superintendent Office for Business Relations of the Securities and Exchange Commission ("SEP"), containing SEP’s manifestation on the consultation prepared by the Company with respect to the treatment of the surplus value. According to SEP’s understanding, “the surplus value must not be written-off from TmarPart, but kept in the assets to be merged into Oi, respecting the appraisal base of the net assets acquired due to a combination of businesses between independent parties occurred at the time of acquisition of Brasil Telecom S.A..” The Company filed an appeal with CVM Full Board against the decision of SEP, pursuant to CVM Resolution No. 463/2003, on August 15, 2016.

The Company, during the yearly closing process for 2016, reassessed the situation under analysis and, considering the content of the conclusions set out in such official letter, resubmits its financial statements related to the fiscal year ended on December 31, 2015, and the adjustments made are shown in the tables below.

In millions of Reais

	Controlling Company			Consolidated
	Balances originally submitted on 12/31/2015	Business combination	Adjusted balances On 12/31/2015	Balances originally submitted on 12/31/2015	Business combination	Adjusted balances On 12/31/2015
Current assets	12,472,401		12,472,401	38,067,009		38,067,009
Non-current assets	47,080,393	5,992,794	53,073,187	58,947,797	5,992,794	64,940,591
Deferred recoverable taxes	6,461,517	(3,087,196)	3,374,321	8,883,002	(3,087,196)	5,795,806
Fixed Assets	5,498,089	512,921	6,011,010	25,497,191	512,921	26,010,112
Intangible Assets	232,925	8,567,069	8,799,994	3,301,771	8,567,069	11,868,840
Other Assets	34,887,862		34,887,862	21,265,833		21,265,833
Total assets	59,552,794	5,992,794	65,545,588	97,014,806	5,992,794	103,007,600
Current liabilities	13,422,188		13,422,188	25,574,071		25,574,071
Non-current liabilities	32,914,942		32,914,942	57,034,524		57,034,524
Net equity	13,215,664	5,992,794	19,208,458	14,406,211	5,992,794	20,399,005
Capital reserves	7,016,003	6,226,371	13,242,374	7,016,003	6,226,371	13,242,374
Accrued losses	(9,672,334)	(233,577)	(9,905,911)	(9,672,334)	(233,577)	(9,905,911)
Others	15,871,995		15,871,995	17,062,542		17,062,542
Total liabilities	59,552,794	5,992,794	65,545,588	97,014,806	5,992,794	103,007,600

Conciliation of the Net Equity on December 31, 2015:

In millions of Reais

	Controlling Company	Consolidated

Net equity originally submitted	13,215,664	13,215,664
Interest of non-controlling shareholders originally submitted		1,190,547
Total net equity	13,215,664	14,406,211
Adjustments:
Business combination	5,992,794	5,992,794
	5,992,794	5,992,794
Attributed to:
Controlling shareholder	5,992,794	5,992,794
Non-controlling shareholders
Adjusted net equity	19,208,458	20,399,005
Attributed to:
Controlling shareholder	19,208,458	19,208,458
Non-controlling shareholders		1,190,547

Conciliation of the Net Income for the year ended on December 31, 2015:

In millions of Reais

	Controlling Company			Consolidated
	Balances originally submitted on 12/31/2015	Business combination (period from September 1, 2015 to December 31, 2015)	Adjusted balances on 12/31/2015	Balances originally submitted on 12/31/2015	Business combination (period from September 1, 2015 to December 31, 2015)	Adjusted balances on 12/31/2015
Property and/or services sale revenue	6,228,990		6,228,990	27,353,765		27,353,765
Cost of properties and/or services sold	(2,534,058)	(353,906)	(2,887,964)	(15,308,634)	(353,906)	(15,662,540)
Gross income	3,694,932	(353,906)	3,341,026	12,045,131	(353,906)	11,691,225
Operating Expenses/Revenues	(6,872,072)		(6,872,072)	(9,342,735)		(9,342,735)
Income before financial results and taxes	(3,177,140)	(353,906)	(3,531,046)	2,702,396	(353,906)	2,348,490
Financial results	(3,490,748)		(3,490,748)	(8,403,100)		(8,403,100)
Income before taxes on profit	(6,667,888)	(353,906)	(7,021,794)	(5,700,704)	(353,906)	(6,054,610)
Income tax and social security contribution on profit	664,838	120,329	785,167	(715,039)	120,329	(594,710)
Net income from continued operations	(6,003,050)	(233,577)	(6,236,627)	(6,415,743)	(233,577)	(6,649,320)
Net income from discontinued operations	1,068,142		1,068,142	1,068,142		1,068,142
Consolidated loss for the year	(4,934,908)	(233,577)	(5,168,485)	(5,347,601)	(233,577)	(5,581,178)
Attributed to shareholders of the controlling company	(4,934,908)	(233,577)	(5,168,485)	(4,934,908)	(233,577)	(5,168,485)
Attributed to non-controlling shareholders				(412,693)		(412,693)

c.            Qualifications and caveats contained in the auditor’s opinion

Qualifications

2017, 2016 and 2015

The officers clarify that no qualifications were included in the opinion of the independent auditors with respect to the financial statements related to the fiscal year ended on December 31, 2017, 2016 and 2015. We stress that the absence of an opinion with respect to the year ended on December 31, 2016 and the qualification pertaining to 2015 were removed from the opinion of 2016 and 2015 due to the fact that the Company has adopted the accounting procedures pointed out by the auditor as referred to in item 10.4.b above.

2016

Absence of an opinion

The Company’s Officers clarify that the opinion of the independent auditors issued for the financial statements related to the fiscal year of 2016 includes a paragraph on the arguments for absence of an opinion related to the judicial reorganization plan and the recoverable amount of the assets. The Company clarifies that the Financial Statements of the year ended on December 31, 2016 were prepared based on the assumption of regular continuity of the Company’s businesses and the compliance with the applicable legal requirements, based on the management’s assessment of the probability of closing an agreement with most of the creditors of the Oi Companies in the judicial reorganization process and the approval and ratification of the Judicial Reorganization Plan. The Company has no reason to believe that it will not be able to reach an agreement with most of the creditors of the Oi Companies. In addition, the Board of Directors reasonably expects that the Oi Companies will be able to keep their regular activities, expecting that their agreements will remain valid and in effect during the entire judicial reorganization process. The continuity of the Company’s operations depends ultimately on the success of the judicial reorganization process and the fulfillment of the other expectations of the Oi Companies. Until now, the Company has been satisfactorily complying with all terms, legal requirements and obligations to which they are subject within the scope of the judicial reorganization process.

Although there are no indications in this sense, we must stress that such conditions and circumstances point out to the existence of significant uncertainty that may affect the success of the judicial reorganization and raise doubts on the Oi Companies’ ability to continue their operations.

In relation to the recoverable amount of the Company’s assets, the officers clarify that the Company assessed the applicable procedures to ensure that the carrying amount of the Company’s assets is not registered at an amount that exceeds their recoverable amount, pursuant to the CPC 01 rules, and ascertain that there are no reasons to believe that the carrying amount of the assets are registered at an amount higher than the recoverable amount.

The following are the comments included in the auditor’s report on the arguments for the absence of an opinion:

Arguments for the absence of an opinion

Judicial Reorganization Plan and recoverable amount of assets

Pursuant to explanatory note No. 1 to the financial statements, on June 29, 2016, Oi S.A. and certain direct and indirect controlled companies joined the judicial reorganization process. On September 5, 2016, the Company’s Board of Directors approved the Judicial Reorganization Plan (“Plan”), the approval process of which, by the General Creditors’ Meeting (“AGC”), was pending until the date of completion of our work. There are still some discussions and questioning in progress on relevant conditions of the Plan, therefore, we were not able to determine the current stage, and which are the effects, if any, on the current Plan. In view of such subjects, we could not conclude whether the use of the assumption of continuity of operations, on which the preparation of this financial statements of the year ended on December 31, 2016 was based, is appropriate nor what would be the effects on the balances of assets, liabilities and elements that compose the income, comprehensive income, changes in net equity and cash flow statements if the financial statement had not been prepared based on such assumption. In view of such uncertainty, that could significantly affect the investment ability of the Company in future operations, which would result in a possible depreciation of assets, the Management, by the date our work ended, had not concluded the test of decrease in the assets’ recoverable amount of the assets required by technical pronouncement CPC 01 (R1) (IAS 36) – Reduction in the Assets’ Recoverable Amount. As a consequence, it was not possible to determine whether it was necessary to make adjustments pertaining to the balances of the Company’s non-financial assets on December 31, 2016, as well as in the elements that compose the income, comprehensive income, changes in net equity and cash flows statements in the year ended on that date.  In addition, our opinion on the financial statements of the year ended on December 31, 2015 contained a change related to the failure to recognize a loss due to a reduction in the recoverable amount (“impairment”).  Our audit report on the financial statements of the current year also includes a change due to the effect of such subject on the comparability between the amounts of the current year and the corresponding amounts.

2015

The Company’s Officers clarify that the opinion of the independent auditors issued for the financial statements related to the fiscal year of 2015 includes a qualification on the failure to register the surplus value on the merged assets of Telemar Participações S.A. (“TmarPart”), former controlling company of the Company, as well as on the reduction in the recoverable amount (“impairment”) of such surplus value assets not merged. It is  worth mentioning that such qualification was removed from the opinion of 2016 due to the fact that the Company has adopted the accounting procedures pointed out by the auditor with respect to recognition of the surplus value (see item 10.4.b above).

As disclosed in explanatory note No. 1 to the financial statements of 2015, the merger of shareholder TmarPart took place on September 1, 2015 and as described in explanatory note No. 23.c to the financial statements, the registration of the net assets of such merger did not include the surplus value of the Company’s assets.

As pointed out by the Company’s management in the referred technical consultation to CVM, the Company considers, based on technical legal and accounting opinions attached to its consultation, that when TmarPart lost the control of the Company, as a result of the extinction of the shareholders’ agreements then in force, TmarPart ceased to consolidate Oi’s accounting information, while at the same time it has written-off, from its individual accounting statements, the investment (that contained the surplus value) of Oi and recognized its investment in Oi at fair value, and, consequently, the surplus value ceased to exist, pursuant to CPC 36(R2) items 25 and 26. As a consequence, the accounting statements of Oi after the merger of TmarPart, which already did not included the registration of the surplus value, allow us to understand the loss of Oi’s direct and indirect control, being, therefore, in full compliance with the applicable accounting rules.

In addition, the Company’s management points out that, even if the write-off of the registration of the surplus value was not considered at the time of extinction of the shareholders’ agreements, as did TmarPart, at the time of merger of TmarPart the surplus value should have also been written-off, in view of the understanding set out in the decision of CVM Full Board in CVM Proceeding RJ 2012/9365, as is represents the most beneficial treatment to Oi shareholders, by avoiding the impact thereon of the effects of the repayment of the surplus value in Oi itself.

The management also stress that ICPC 09 (R2) included items 77 and 78, determining that, as long as the Accounting Pronouncements Committee does not issue a rule governing the way the transactions between entities under common control should be treated, the prevailing regulation issued by the regulatory body of the entity must be applied or a specific accounting policy must be developed for the treatment of such transactions, based on the prevalence of the economic substance over the legal form. Within that context, CVM Ruling No. 319/99, which sets forth, with respect to the goodwill, the economic basis of which was the acquisition of the exploration, concession or permission rights delegated by the Public Authorities or the expectation of a future result, that the companies must “create a provision, for the merged company, of at least the amount of the difference between the amount of the goodwill and the tax benefit resulting from the repayment thereof, which shall be presented as a reduction of the account in which the goodwill has been registered.”

Therefore, in view of the fact that the Surplus Value does not extinguish any tax benefit resulting from the repayment thereof, if it had been registered, the registration of a provision decreasing the total amount of the Surplus Value would be required, which would be equal to fully writing it off.

If the surplus value had been included in the Company’s balance sheet it would be subject to a yearly impairment test, such as all of the remaining assets held by the Company. As a consequence, on December 31, 2015, the balances of the non-current assets and the net equity are understated by BRL 1,233,299 thousand, with respect of the net balance of the surplus value in the amount of BRL 9,079,988 thousand deducted from the loss due to the reduction in the recoverable amount (“impairment”) of BRL 7,211,353 thousand and the tax effects of BRL 635,336 thousand. The loss for the year ended on such date is understated by BRL 4,993,072 thousand, with respect to the failure to register the repayment of the surplus value of BRL 233,579 thousand and the portion of its recoverable amount of BRL 4,759,493 thousand, both net of tax effects.

The Company’s officers clarify that no qualifications were included in the independent auditors’ report with respect to the individual and consolidated financial statements related to the fiscal year ended on December 31, 2014.

Caveats

2017

The officers clarify that the independent auditors highlight the following paragraph included in their opinion related to the financial statements of December 31, 2017:

We highlight Note No. 1 to the accounting statements, individual and consolidated, that indicates that the Company has generated recurring losses and incurred in the losses before income tax and social security contribution in the amount of BRL 5,135,689 thousand and BRL 5,557,540 thousand, respectively of the controlling company and consolidated, during the year ended on December 31, 2017, resulting in a net equity of minus BRL 13,805,980 thousand and BRL 13,512,523 thousand, respectively of the controlling company and consolidated and, on the date thereof, the Company’s current liabilities exceeded the total current assets by BRL 10,787,262 thousand and BRL 44,143,859 thousand, respectively of the controlling company and consolidated. Pursuant to Note No. 1, in the section pertaining to the continuity of the operations, the accounting statements were prepared based on the assumption of the regular continuity of the businesses, that consider the assumption of successful implementation of the approved Judicial Reorganization Plan (“JRP”), which includes, among other subjects, the compliance with the “Conditions Precedent” set out in exhibit 4.3.3.5 (c) to the JRP related to: (i) conversion of the credits of the qualified “bondholders” into capital increase and New Notes to be issued by the Company, which must take place by July 31, 2018; and (ii) capital increase with new funds in the amount of BRL 4,000,000 thousand, which must take place by February 28, 2019. Such events or conditions indicate the existence of a relevant uncertainty that may raise significant doubt regarding the Company’s ability to continue its operations. Our opinion does not include any qualifications on such matter.

The officers present the main audit matters reported in the independent auditors’ opinion:

  Impacts of the ratification of the Judicial Reorganization Plan
  Write-off of court deposits and new measurement of the provisions for Civil and Labor contingencies
  Appraisal of the recoverability of assets with defined useful life and long duration assets
  Intricate environment of internal controls and information technology
  Recognition of the billable revenue estimate
  Dividends receivable and investment in Unitel in assets held for sale

Based on the result of the audit procedures conducted by the auditors, no audit adjustment has been identified, nor control points related to the items above, and such balances and disclosures presented in the accounting statements, individual and consolidated, were considered reasonable by the independent auditors.

The officers present other matters included in the independent auditors’ opinion:

Added value statements

The individual and consolidated added value statements (DVA) related to the year ended on December 31, 2017, prepared under the responsibility of the Company’s management and submitted as supplementary information for IFRS purposes, were subject to audit procedures conducted jointly with the due diligence of the Company’s accounting statements. In order to prepare our opinion, we evaluated whether such statements are reconciled with the accounting statements and accounting records, as applicable, and if their form and content meet the criteria defined in Technical Pronouncement CPC 09 - Added Value Statement. In our opinion, such added value statements were properly prepared, in all relevant aspects, pursuant to the criteria defined in this Technical Pronouncement and are consistent with the individual and consolidated accounting statements taken as a whole.

Accounting statements, individual and consolidated, of previous periods examined by another independent auditor

The Company’s accounting statements, individual and consolidated, for previous periods, that encompass the balance sheet on December 31, 2016 and January 1, 2016 and the respective income statements and comprehensive income, change in net equity and cash flow statements for the year ended on December 31, 2016, as well as the summary of the main accounting practices and other explanatory notes related thereto hereby resubmitted due to the resubmission adjustments described in Note 2.b, as well as Note 2.b itself, have been subject to audit procedures by other independent auditors, that issued their audit report, with no changes, on the corresponding accounting information, dated April 12, 2018, with a paragraph containing caveats on the same matter described above in the paragraph on “Relevant uncertainty related with the continuity of the operations,” in place of the audit report previously issued on March 22, 2017, with the absence of an opinion, on the accounting statements, individual and consolidated, of the year ended on December 31, 2016.

The corresponding individual and consolidated amounts pertaining to the added value (“DVA”) related to the year ended on December 31, 2016, prepared under the responsibility of the Company’s management and submitted as supplementary information for IFRS purposes, are also being resubmitted due to the resubmission adjustments pursuant to Note 2.b, and were subject to audit procedures conducted by other independent auditors, jointly with the due diligence of the corresponding information, individual and consolidated, of the Company, as described above.

2016

The officers present other matters included in the independent auditors’ opinion:

The individual and consolidated added value statements (DVA) related to the year ended on December 31, 2016, prepared under the responsibility of the Company’s management, are reconciled with the financial statements and accounting records, as applicable, and if their form and content meet the criteria defined in Technical Pronouncement CPC 09 - Added Value Statement. However, due to the relevance of the matters described in the section named “Arguments for the absence of an opinion”, we could not obtain appropriate and sufficient evidence to base our opinion on such added value statements, as well as if they are consistent with the individual and consolidated financial statements taken as a whole. As a consequence, we do not express an opinion or make any statement on them.

2015

The Company’s officers clarify that the following caveats were included in the  financial statements related to the fiscal year of 2015:

Continuity of the operations

The auditors highlight explanatory notes No. 1 and No. 3.4.3 to the financial statements, that describe the action plan established by the management to balance the financial obligations and the generation of cash by the Company. Such conditions, as well as the risk of non-fulfillment of the plan described indicate the existence of a significant uncertainty that may raise relevant doubt regarding the Company’s ability to continue its operations.

The Company’s Executive Office expects to meet its short-term cash flow needs using the cash generated by its operations and the liquidity position existing in the balance sheet.  However, in view of the current economic scenario of the markets where the Company operates and considering the profile of its medium and long-term responsibilities, the Company announced, on March 9, 2016, the contracting of PJT Partners as its financial advisor to help with the assessment of financial and strategic alternatives to optimize its liquidity and its indebtedness profile.

In addition, we must clarify that the Company's financial statements for the year ended on December 31, 2015, were prepared on the assumption of the continuity of the businesses, based on its cash flow projections prepared by the Executive Office. In any case, such estimates and projections depend on factors such as reaching the traffic volume targets, clients base, launching of combined products attractive to clients, services selling prices, foreign exchange, and maintenance of the current conditions of financing and credit facilities not used. If one or more of the main premises considered are not reached, this could indicate material uncertainties and raise doubts on the capacity of the Company to realize its assets and to settle its obligations, as they are recorded.

Added value statements

The added value statements (DVA), individual and consolidated, related to the year ended on December 31, 2015, prepared under the responsibility of the Company’s management, the submission of which is required by the Brazilian corporate legislation for publicly-held companies, and as supplementary information under the IFRS, which do not require the submission of the DVA. Such statements were subject to the same audit procedures described above and, in our opinion, except for the effects of the matter described in paragraph “Arguments for an opinion with qualifications on the financial statements” are properly presented, in all relevant aspects, with respect to the financial statements taken as a whole.

10.5.   Critical accounting policies adopted by the Company (including accounting estimates made by the management regarding uncertain matters that are relevant for describing the financial situation and the results of the company, which require subjective or complex judgments, such as: provisions, contingencies, recognition of the revenue, tax credits, long duration assets, useful life of non-current assets, pension plans, foreign currency conversion adjustments, environmental recovery costs, criteria for the financial asset and instrument recovery test)

The Company’s Officers clarify that the Individual and Consolidated Financial Statements of the Company were prepared pursuant to the IFRS – “International Financial Reporting Standards” issued by IASB – “International Accounting Standards Board” and also pursuant to the pronouncements, interpretations and guidelines issued by CPC - Accounting Pronouncements Committee, and approved by CVM, in force on December 31, 2017, which are the same ones followed for the Financial Statements of December 31, 2016 and December 31, 2015.

Upon preparing the Financial Statements, the Management of the Company bases itself on the estimates and premises derived from the historic experience and other factors, including the expectations of future events that are considered reasonable and relevant. The application of estimates and premises frequently requires judgments related to matters that are uncertain, with regard to the results of the transactions and the value of the assets and liabilities. The operating results and financial position may differ if the experiences and premises used in the measurement of the estimates are different from the actual results. The executive officers of the Company understand that the estimates involve a significant risk of causing relevant adjustments upon the accounting balances of the assets and liabilities listed below:

Recognition of revenue and accounts receivable

The revenue recognition policy of the Company is significant due to the fact that it is a relevant component of the operational results. The determination of the prices by the management, the capacity to pay and the rights to receive certain revenues for the use of the network are based on judgments related to the nature of the fee charged for the services provided, the price of certain products and the power to collect such revenues. If changes in the conditions cause the Management to judge that these criteria are not being satisfied in certain transactions, the value of these accounts receivable may be affected. In addition, the Company depends on measurements guidelines for certain revenues according to the rules defined by ANATEL.

Provisions for bad debt

The provision for bad debt is established in order to recognize the probable accounts receivable losses, taking into consideration the measures implemented in order to restrict the provision of services to clients with overdue accounts and to collect from defaulting clients.

There are situations involving agreements with certain clients to collect from overdue accounts including agreements that allow the clients to settle their defaulting accounts in installments. The sums that we have effectively not received with regard to these accounts may be different from the value of the provision set forth and additional provisions that may prove necessary.

Depreciation and repayment of assets with defined useful life

The assets with defined useful life of the fixed and of the intangible assets are depreciated and repaid, respectively, using the linear method, during the useful life of the respective assets. The depreciation and repayment rates of the most relevant assets are demonstrated in the explanatory notes to the financial statements of the Company.

The useful life of certain assets may vary between the fixed and mobile line segments. The Company revises the useful lives of these assets on an annual basis.

Reduction to the recoverable amount of long duration assets

The recoverable amounts of the long duration assets are determined based on the comparison between the calculations of the value in use and the sale value. Such calculations require the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in the business strategies and changes in the type of services and products that the Company supplies to the market. The use of different premises may significantly alter our Financial Statements.

Provisions

The Company recognizes provisions for losses in legal proceedings in progress within the labor, tax and civil spheres, as well as in administrative proceedings. The recognition of the provision for losses in legal proceedings is based on the evaluation of the risk of loss in each proceedings, which includes the examination of the available evidence, recent decisions and statistical assumptions, and reflect reasonably estimated provisions, as evaluated by the Management, its legal consultant and external attorneys.  The premises used to estimate the provision for losses in legal proceedings may change, which would therefore result in changes in the future provisions for losses in legal proceedings.

Fair value of financial assets available for sale

The financial assets available for sale related to the investment in Unitel and Cabo Verde Telecom were initially valuated at the fair value according to the operational assets that served as the basis for valuation of the capital increase of PT and were updated considering the possible impacts of events that occurred with regard to the investment, notably in legal proceedings filed against Unitel and its shareholders in 2015. The estimates presented may not necessarily indicate the sums that may be obtained in the current market. The use of different premises for the appraisal of the fair value may have a relevant event on the amounts obtained and do not necessarily indicate the sum of cash that the Company would receive or pay in case of the settlement of these transactions.

Deferred income tax and social contribution

The Company recognizes and settles the income taxes based on the results of the transactions appraised in accordance with the Brazilian corporate legislation, considering the provisions of the tax legislation, which are significantly different from the amounts calculated for the CPCs and the IFRS. According to CPC 32 (IAS 12), the Company recognizes the tax assets and liabilities deferred based on the existing differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly revises the assets of taxes deferred with regard to recoverability and recognizes the provision for reduction of the recoverable amount in case it is likely that these assets are not realized, based on the historic taxable profit, on the projective of future taxable profit and on the estimated time for reversal of the existing temporary differences. These calculations require the use of estimates and premises. The use of different estimates and premises may result in a provision for reduction of the recoverable amount of all or a significant part of the deferred tax assets.

Employee benefits

The actuarial appraisal is based on premises and estimates with regard to the interest rates, return on investments, levels of inflation for future periods, mortality rates and projection of employment levels related to the liabilities with retirement benefits.  The accuracy of these premises and estimates will determine the creation of sufficient reserves for costs incurred with cumulative pensions and health plans and the amount to be provided each year as costs incurred with retirement benefits.

These premises and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, our capacity to create new jobs and retain our employees. All of the premises are revised on each base date.  If these premises and estimates are not accurate, it may be necessary to revise the provisions of retirement benefits, which may significantly affect the results of the Company.

10.6.   Relevant items not evidenced in the financial statements of the Company

Not applicable, considering there are no relevant items not evidenced in the financial statements of the Company.

a) the off-balance sheet assets and liabilities directly or indirectly held by the Company, such as: i) operating financial leases, assets and liabilities; ii) derecognized receivables portfolios over which the entity holds risks and responsibilities, including the respective liabilities; iii) agreements for future purchase and sale of products or services; iv) unfinished construction contracts; and v) future financing receipt agreements;

Not applicable, as there are no other assets and liabilities held by the Company that are not presented in the financial statements.

b) other items not evidenced in the financial statements

Not applicable, considering there are no items not evidenced in the financial statements of the Company.

10.7.   Comments by the executive officers regarding each one of the items not evidenced in the financial statements indicated in item “10.6”

Not applicable, considering there are no items not evidenced in the financial statements of the Company.

a)           how such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

Not applicable.

b)           the type and purpose of the transaction

Not applicable.

c)        the type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

Not applicable.

10.8.   Comments of the directors regarding the main elements of the Company’s business plan:

(a) (i) quantitative and qualitative description of the investments in progress and of the expected investments;

Below the Executive Officers of the Company present a quantitative and qualitative description of the investments in progress and the expected investments:

The Executive Officers of the Company believe that the investments are important in order to meet the expected demand, increasing operational efficiency. In order for these effects to occur in an organized manner, allowing sustainable growth in the Company, through the provision of fixed network services, which include (i) the voice and data services, counting on equipment installed at distributed points of presence, (ii) telephone centers, (iii) data communication equipment, and (iv) a capillary network of access lines that connects clients to these service points, interconnected by long-distance transmission equipment. The most relevant projects according to technique are described below:

Data Network

The Executive Officers of the Company inform that the data network projects include the following activities:

  Acquisition of data communication equipment for the expansion of the network, in order to support annual IP traffic growth on the order of 35% and of fixed and mobile 3G and 4G, corporate and residential services;  Expansion of the 100Gbps layer for connection with content providers, in order to guarantee greater internet navigation experience;
  Implementation and adaptation of customized solutions, portfolio products and accesses (last mile) for clients, including the installation of optical accesses and/or characteristics related to the level of service (SLA, Service Level Agreement);

Voice Network

The Executive Officers of the Company inform that the switched network of Oi is facing the challenge of evolving in order to offer new added value services to its clients and allowing the gradual replacement of its legacy plant, especially using new technologies based on the concept of NGN (Next Generation Networks) and IMS (IP Multimedia Systems).

The Company has operated precisely to cause the removal and substitution of legacy centers, while at the same time investing in the expansion of the NGN and IMS solution in order to service the new demands of clients, replacement of legacy and long-distance traffic (national and international) using VoIP.

As a direct result of this strategy, the Company has advanced in the implementation of the IP Multimedia Systems (IMS) hub, an Internet protocol (IP) services platform that allows the convergence of voice, data and video services, which represents a central part of our Triple Play offer. The IMS hub will not only provide control for the VoIP resources, but also the integration of control over access and authentication for all three services, in addition to allowing the advancement in the fixed/mobile convergence.

Transport Networks

The expansion of the transport networks seeks to guarantee the outgoing capacity and high-resilience necessary for the plan for expansion of the services, growth of voice and IP traffic and improved experience of the clients. This most notably includes the following projects: (i) Expansion of the national and state backbone expansion; (ii) Optimization of the satellite network, (iii) Preparation for the traffic of 100Gbps clients nationwide; and (iv) Projects for the protection / optimization of routes.

The full optical 100Gbps layer is being expanded in order to provide a more efficient use of the capacity.

We also continue to expand our optical coverage in dozens of municipalities, both in order to increase availability and for the offer of services.

Network Management

The Executive Officers of the Company inform that the projects for the Management of Networks are distributed among the following activities:

Develop planning activities and projects of Operation Support Systems (OSS) that service the landline, mobile and data networks, with the continuous purpose of improving the management and performance of the networks with a reduction to the time required to identify failures and the root cause, decreasing the SLA for repair and undue contacts;

Develop projects for the integration of new equipment, networks and systems into the company’s current OSS in all of its layers (supervision and monitoring of failures and performance, supply, authentication, etc.);

Update of the CGR (Network Management Center) management platforms to support new releases and a greater number of network elements and users, by monitoring the capacity, performance, releases and stability of the existing OSS platforms, with reduction of infrastructure and simplification of the preventive and proactive maintenance so as to secure the possibility of expansions, as well as a high availability of services.

Access Network

The Executive Officers of the Company inform that the investments related to the access network are distributed among the following:

  Guarantee that the demands of new residential units under construction and the growth of the demand in existing neighborhoods will be met;
  Promote the technological evolution of the existing network in order to fulfill the requirements of the market for fixed broadband;
  Projects for the improvement and redundancy of cables, including the construction of redundant optical fiber routes and cables for linear routes and for the closing of loops;  and
  Execution of preventive maintenance in service sections that present an elevated index of defects, with substitutions of network elements with compromised useful lives, minimizing fraud and improving quality;
  Expansion of the existing optical fiber network (FTTH) seeking the improvement of the operational indicators in regions where the metallic network is very degraded.

The access network most notably includes the project for the implementation of optical fiber up to the homes of clients (FTTH) in order to support our offer of Triple Play services, improve the quality of the services, and reduce the maintenance costs of the external network currently made using copper. The chosen optical technology (GPON) is designed to support IPTV and video, VoIP and high-speed Internet services up to 200 Mbps. With this same goal, we are introducing new technological solutions for distribution within buildings, such as G.Fast and VDSL micro nodules, and for the distribution of video over optical fiber, such as SAToPON, which uses the DTH satellite signal instead of the IPTV.

Mobile Network

The Company informs that the expansions of the 3G network include the improvement of coverage and increase of the Network capacity in the areas where the 3G service coverage of the Company already exists. The Company plans to expand channels for 3G services (“3G Channel Elements”), which will provide improved network quality, allowing the achievement of lower telephone call congestion indexes, in fulfillment of the targets established by the regulatory body. In view of the compliance with the 4G LTE obligations before Anatel for 2017, the Company implemented new 4G Stations at 2600 MHz or 1800 MHz, that serviced new municipalities in regions I, II and III, considering the data service, in addition to new 3G sites that enabled voice calls in such municipalities.

Among the relevant projects, the Company highlights: the actual increased capacity of the Mobile Network, especially regarding the 3G technology, with a greater volume of actions, maintaining its quality; activation of functionalities with the purpose of increasing the Network’s capacity, expanding new carriers in the access elements, allowing an increased access speed. In addition, the Company continues to expand its 4G LTE Network, with the purpose of complying with the coverage commitments established by the regulatory body, in addition to the activation of functionalities with the purpose of improving the user’s perception.      The implementation continues with the RAN Sharing configuration, where there is a radio sharing configuration (Radio Access Network) by Oi and Carriers, where LTE eNode B access and its transmission network are shared with TIM and Vivo, thus dividing the costs of coverage. This technique is pioneering in the Americas and has proven to be very efficient in increasing the coverage with smaller expansion costs.

In the years 2013/2014/2015/2016, Oi fulfilled the LTE 50% Coverage and 80% Coverage projects (which were completion targets in stages defined for April/December-2013, April/May-2014 and December-2015/2016). In 2017, the company continued the LTE 80% coverage Project in all municipalities with 30 to 100 thousand inhabitants, and 30% of the list of municipalities with less than 30 thousand inhabitants, referred to Oi as per ANATEL public notice of LTE commitments, to be ended in December 2017.

(a) (ii) sources of financing of the investments

Below, the Executive Officers of the Company present the sources of financing of the investments:

The Officers of the Company inform that the Company and its controlled companies has historically used short and long-term loans taken out with assistance agencies and multilateral banks as a source of financing of the capital investments, which should be maintained as a strategy for financing the capital investments for the coming years, pursuant to the limitations set forth in Law No. 11,101/2005 and other laws to which the Company is subject, as well as in compliance with the provisions of the Judicial Reorganization Plan.

(a) (iii) relevant divestments in progress and planned divestments

The Executive Officers of the Company comment that the Company did not make any divestments of capital in the last 3 years, and does not have capital divestments planned or in progress.

Below, the Executive Officers of the Company comment regarding the acquisitions of plants, equipment, patents and other assets that should materially influence the production capacity of the Company:

b) acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company

The Executive Officers of the Company inform that the capital investments of the Company related to fixed assets totaled BRL 5,629 million on December 31, 2017, BRL 4,759 million in 2016 and BRL 4,421 million in 2015. The table below demonstrates investments with the expansion and modernization of installations during the periods indicated:

Item	2017 (In millions of Reais)	2016 (In millions of Reais)	2015 (In millions of Reais)
Data transmission equipment	1,846	1,377	1,201
Installation services	644	489	358
Mobile networks and systems	602	707	528
Voice transmission	726	713	605
Information technology services	729	536	380
Telecommunication services infrastructure	496	468	444
Buildings and improvements	80	69	73
Network management system equipment	94	124	72
Backbone	237	196	293
Internet service equipment	1	7	2
Others	174	74	465
Total capital investments	5,629	4,759	4,421

The Company’s Officers inform that the investments of the Company in the period of one year ended on December 31, 2017, 2016 and 2015 included the following:

  The Company directed investments of BRL 0.6 million in 2017, of BRL 0.7 million in 2016 and BRL 0.5 million in 2015 for the mobility segment;
  The expressive investments directed at the offer of broadband services, seeking both the expansion of the capillarity of its network and the increase of the speed made available to clients. In addition, the expansion of the capacity of the data networks, seeking to fulfill the needs of the corporate segment, contributed to total investments of BRL 1.8 million in 2017, of BRL 1.4 million in 2016 and BRL 1.2 million in 2015 in data communication;
  In the voice segment, the investments made in 2017, 2016 and 2015 were intended to provide new enterprises in the area of operation of the Company and the modernization of the internal and external plants, seeking the improvement of quality and allowing greater speed in the servicing of the demands;  and
  Seeking to provide support to the referred growth, the Company invested in telecommunication infrastructure, including the transport networks (backbones), IT infrastructure and network management platforms.

c) new products and services, stating: i) description of research in progress and already disclosed; ii) total expenditures by the Company in research activities to develop new products or services; iii) projects in progress and already disclosed; iv) total expenditures by the Company in development activities for new products or services.

The Company’s Officer present below the new products and services, stating: i) a description of research in progress and already disclosed; ii) total expenditures by the Company in research activities to develop new products or services; iii) projects in progress and already disclosed; iv) total expenditures by the Company in development activities for new products or services

Innovation, research and development

Innovation has always been present in Oi’s DNA, since the beginning, having been the most important tool for its growth, always focused on the value perceived by our clients.

Innovative strategies and initiatives, such as the choice of the GSM standard, the convergence strategies and the SIMcard Standalone and the initiative for the unblocking of devices. It was the first provider to offer quadruple play, a package with four integrated solutions related to landline phone, mobile phone, Internet and TV, at the time of launching of Oi TV. It was the first company to stop charging a fine due to change of provider, and also to end the need to use several chips so that the clients could speak for free with clients of the same providers, innovating the offer that allows clients to use minutes to any provider among others. Such strategies became important competitive differences to promote the increase and solidify the conquer of the relevant share of the Brazilian market.

Oi will continue to conduct the independent innovation, research and development activities in the areas of telecommunications, information technology and communication services, with the purpose of leveraging the outreach of the Company’s strategic goals, in addition to securing the excellence of the operation processes and delivery of the services.

The innovation, research and development activities at Oi use the Oslo and Frascati manuals as a reference and use the open innovation model in service companies. Within that context, Oi has been developing its Innovation Ecosystem in an integrated manner and interacting with the majority of the institutions that comprise the Brazilian innovation system, with emphasis on partnerships with the innovation community, equipment suppliers and national research solutions and centers. Oi will continue to promote innovation and R&D with the partners in its system.

BASED ON THE OPEN INNOVATION MODEL, OI’S INNOVATION SYSTEM INTERACTS WITH A GREAT NUMBER OF INSTITUTIONS IN THE BRAZILIAN INNOVATION SYSTEM

Legend:

EMPRESAS CONSOLIDADAS DE TIC = CONSOLIDATED INFORMATION TECHNOLOGY AND COMMUNICATION COMPANIES

INCUBADAS E STARTUPS = INCUBATED COMPANIES AND STARTUPS

ECOSSISTEMA DE INOVAÇÃO = INNOVATION ECOSYSTEM

COMUNIDADE ACADÊMICA = ACADEMIC COMMUNITY

ICTS – INSTITUTOS DE CIÊNCIA E TECNOLOGIA = ICTS – SCIENCE AND TECHNOLOGY INSTITUTES

Mais de 160.000 horas contratadas em 2017 – More than 160,000 hours contracted in 2017

Created in 2009, Oi’s Innovation Program is based on the open innovation concept that advocates the development of innovation with the participation of an ecosystem of partners, composed of universities and research centers, technological suppliers and incubated companies in center of excellence in technological innovation, acting in partnership with Oi to conceive, develop and implement solutions and innovative projects in products, services and business processes.

Oi established its actuation as a promoter of innovation and R&D in the ecosystem through:

❑  Agreements for cooperation and technological development with national research centers (ICT´s);

❑  Agreements with education and research institutions and with the National Education and Research Network (RNP);

❑  Partnerships with the sector of telecommunications equipment with national technology;

❑  Partnership with national suppliers with great potential for innovation

During the three-year term from 2009 to 2011, Oi had been focused on structuring the innovation, research and development area, mapping and developing its ecosystem and developing and supporting the projects that abide by this new approach for the company, and the following activities stand out:

❑  Creation of the Innovation and R&D area;

❑  Initial dissemination of the innovation culture;

❑  Structuring of Oi’s Innovation Ecosystem;

❑  Implementation of processes, monitoring and project control;

❑  Launching and consolidation of the Program for “Cooperation with the National Technology Industry”;

❑  Execution of Agreements for Technological Cooperation with Science and Technology Institutes (ICTs), public and private;

❑  Encouragement of the development of new innovation and R&D projects through promotion initiatives;

❑  Intensification of the development of projects with the participation of ICTs;

❑  Launching of initiatives to increase the Innovation Ecosystem through internal and external campaigns;

❑  Expansion of Oi’s Innovation Ecosystem through initiatives that promote the presentation of project proposals, such as Application Call.

Program Inova

         History

In 2012, Oi intensified the process of prospecting innovative services and developed innovation, research and development activities, promoting its Innovation Ecosystem through Program Inova.

Program Inova was, at that time, structured in three innovation Facilities: Incremental Facility, Planned Facility and Exploratory Facility.

The purpose of the Incremental Facility was to promote and develop the innovation culture in Oi daily processes (focus on the short term). In order to make the Incremental Facility, a collaborative platform called “Mercado de Ideias” [Market of Ideas] was used, where all associates of Oi could participate by submitting ideas, evaluating and making contributions to the ideas of the other associates in order to solve daily challenges and that resulted in continuous and operational improvement of the processes, products and services of the Company.

The purpose of the Planned Facility was to develop projects to implement innovative products, services and processes at Oi (focus on the medium term). The innovative projects that composed such facility were strategic projects that supported Oi’s innovative stance and contributed to the fulfillment of specific goals and targets of Oi’s Strategic Plan.

The purpose of the Explanatory Facility, in turn, was to assess and establish a stance for new trends, technologies, research new behaviors, identify disruptive innovation in the industry, as well as to outline new business models that could be translated into competitive advantages from the strategic and economic viewpoint for Oi’s future businesses.

Such cycle flowed satisfactorily until 2014, when Program Inova was restructured encompassing the Innovation Incentive Program, with the purpose of refining the prospecting of projects, prioritizing those that are perfectly in line with the more austere strategy of the company. The goal was to use the funds allocated to the promotion of the development of innovative projects of the Company, in partnership with science and technology institutes (ICTs) – public or private research centers and universities that conduct applied researches that generate solutions applicable to the market.

In 2015, Oi intensified the process for the prospecting of new partners for the development of innovation, research and development activities, entering into new Agreements for Technological Cooperation and agreements for the preparation of specific technological innovation projects.

In 2016, Oi submitted to ANATEL a proposal to include investment practices of the “Venture Capital” type among the modalities of investment in R&D with the purpose of leveraging innovation in its business, and such practice is called  “Corporate Venturing”. Such activity is based on the incubation and acceleration of innovative projects that often come from technological Research, Development and Innovation, generating new products and businesses with the possibility of profiting from the investments made. The difference between the innovation model until then used by Oi and the supplementary model of “Corporate Venturing” consists of maintaining the intellectual property with the “start-up” to be used in internal projects and products with greater added value for society, creating, thus, new job opportunities, new enterprises and business, continuous development and technological advances, promoting the country’s economic growth.

            Projects performed

In the first cycle of Program Inova in 2011 six projects were approved. For the cycle of 2012, in turn, nine projects qualified to receive financial incentive. In 2013, twenty-four projects were developed with the support of such program, of which 17 projects were fully paid with such funds. In 2014, thirty-seven projects were fully paid with such funds. In 2015, twenty-five projects, in 2016 twenty-three and in 2017 10 projects were fully paid with the Program’s funds.

Such process also involves the strategic and financial evaluation of the opportunities analyzed, the selection of the most promising opportunities and the establishment of goals, targets and design of the projects to be executed.

In addition to such initiatives directly supported by the R&D area, there are also other innovative initiatives developed and managed individually by the business and technology areas of Oi, with monitoring and support by the innovation group, that contribute to the fulfillment of the specific goals and targets of Oi’s Strategic Plan.

The results expected in both contexts are:

❑  Improvement in the prioritization of projects and allocation of investments;

❑  Better synergy between the areas and segments in the development of projects with similar requirements or functionalities;

❑  Leverage better competitive advantages and the external perception of Oi’s innovative actions.

         2017 Retrospective

In November 2017, jointly with companies and research centers, Oi launched  Incubator Oito, a new hub for entrepreneurship and innovation in Rio de Janeiro, with the purpose of creating a center that combines entrepreneurship and innovation, to be a reference in Rio de Janeiro for the creation of new businesses, acceleration of technological solutions, development of “startups” and support to social initiatives. Incubator Oito’s project seeks to fill a gap in the innovation environment of RJ, which is the lack of a reference and exchange center for entrepreneurs and entities related to such matter. The purpose of the initiative is to be an environment that promotes the creation of new digital solutions, inspires ideas and connects people, companies and research centers, in addition to gathering in one place several approaches in the subject of innovation and the access to one of the most modern IoT labs in Latin America. The beginning of the program was marked by the launching of the rules for incubation of startups, that established the program’s goals, the directions of interest, the partnerships already established and the expected investment. The solutions and products developed at Oito will be supported by Oi’s Innovation area in order to be tested and potentially adopted by the company, both for internal use and to become part of the company’s solution portfolio offered in the market.

Within that context, Oi has been developing its Innovation Ecosystem in an integrated manner and interacting with the majority of the institutions that comprise the Brazilian innovation system, with emphasis on partnerships with the innovation community, suppliers and national research solutions and centers. Oi will continue to promote innovation and R&D with the partners in its system.

Relevant objectives for 2018

❑  Intensify the promotion of the development of innovative and disruptive projects;

❑  Incubate new companies at Incubator Oito accelerating new ideas / R&D and innovation projects focused on new products and/or business models also through the modality “Corporate Venturing” supporting the specific goals and targets of the Company’s Strategic Plan;

❑  Promote the innovation and entrepreneurship culture with Oi associates.

❑  Also aiming at the expansion of the innovation ecosystem, the new bidding rules will be published with the purpose of prospecting innovative partners in  emerging technologies applicable to Efficiency and Productivity solutions, IoT (Internet of Things), Intelligent Cities, Health and Education Services, Electronic Publicity and others that may be required in the prospecting, development and classification of new businesses at Oi and, thus, enabling other scientific and technological institutions, centers of excellence and incubated companies in such institutions with notable proficiency in such technologies, aggregating them into Oi’s innovation ecosystem.

❑  Award projects to the selected partners, support them and guide them in the development of innovative products and services required by Oi business units.

❑  Reinforce Oi’s position as an innovative company, developing an incubation and acceleration model for start-ups through an institution dedicated to such end;

10.9.   Comments by the executive officers regarding other factors that significantly influenced the operational performance and that were not identified or commented upon in the other items of this section

The officers of the Company clarify that there were no other factors that had a relevant influence on the operational performance, which were not identified or commented upon in the other items of this section.

EXHIBIT III

 (PROPOSAL FOR NET PROFIT ALLOCATION, PURSUANT TO EXHIBIT 9-1-II OF CVM RULING no 481/09)

Under OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, the Annex 9-1-II CVM 481/09 is not being presented on the basis of calculation by the loss of the Company in the fiscal year ended December 31, 2017.